Monmouth Real Estate Investment Corporation

MREIC









2 0 0 5

Annual Report

All charts contained on this page reflect fiscal year performance (October 1 - September 30).



Equity Market Capitalization
Millions of Dollars
160
140
120
100
80
60
40
20
0
2001
2002
2003
2004
2005



FFO Growth
Millions of Dollars
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0
2001
2002
2003
2004
2005



Gross Leasable Area
Million Square Feet
5.0
4.0
3.0
2.0
1.0
0.0
2001
2002
2003
2004
2005



Total Shareholder Return
60%
40%
20%
0%
-20%
-40%
-60%
2001
2002
2003
2004
2005
MNRTA
Morgan Stanley REIT Index
S&P 500
Nasdaq

Safe Harbor Statement

This Annual Report and Form 10-K contains various "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, and the Company intends that such forward-looking statements be subject to the safe harbors created thereby. The words "may", "will", "expect", "believe", "anticipate", "should", "estimate", and similar expressions identify forward-looking statements. The forward-looking statements reflect the Company's current views with respect to future events and finance performance, but are based upon current assumptions regarding the Company's operations, future results and prospects, and are subject to many uncertainties and factors relating to the Company's operations and business environment which may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements.

Such factors include, but are not limited to, the following: (i) changes in the general economic climate; (ii) increased competition in the geographic areas in which the Company operates; (iii) changes in government laws and regulations; and (iv) the ability of the Company to continue to identify, negotiate and acquire properties on terms favorable to the Company. The Company undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

Message from the President



January 3, 2006

Dear Shareholders:

On behalf of the Board of Directors and Officers of Monmouth Real Estate Investment Corporation (MREIC), I am pleased to present MREIC's Annual Report for the year ended September 30, 2005. Thirty-seven years have been devoted to making our Company a successful Real Estate Investment Trust (REIT). MREIC is one of the oldest REITs in existence. We are very proud of our long-term accomplishments. Our ability to generate shareholder value over several real estate cycles is exemplified by our track record of over thirty years of dividend payments.

MREIC had an excellent year in fiscal 2005. For the year ended September 30, 2005, funds from operations were $13,795,000 or $0.77 a share, as compared to $11,718,000 or $0.72 a share for the prior year. Net income for the year ended September 30, 2005 was $9,047,000 or $0.50 a share, as compared to $7,673,000 or $0.47 a share for 2004.

MREIC's business plan is to invest in industrial properties occupied by investment grade tenants on long-term net leases. During the fiscal year ended September 30, 2005, MREIC acquired five properties in accordance with its business plan. These acquisitions resulted in 516,000 square feet of new industrial space at a cost of $31,000,000 or $60 per square foot. MREIC's portfolio at fiscal year end consisted of thirty-eight industrial buildings and one shopping center for a total of 4,250,000 square feet. As of this writing our portfolio consists of forty-one industrial buildings and one shopping center for a total of approximately 4,500,000 square feet.

MREIC's equity market capitalization was $154,400,000 as of January 3, 2006 with 19,223,000 shares outstanding at a closing price of $8.03 per share. MREIC's total assets, total earnings, and total funds from operations have increased substantially in recent years. Management was disappointed with the changes made to the Morgan Stanley REIT Index this year. These changes effectively raised the threshold of index inclusion from $120 million in equity market capitalization to over $300 million. As a result, MREIC was taken off of this widely followed index. This was a major factor in the under-performance of our stock price in 2005. One of management's near-term goals is to gain inclusion in the Russell 2000 Index as well as regaining inclusion in the Morgan Stanley REIT Index. This should result in greater liquidity and a higher multiple for our shareholders.

MREIC pioneered the use of a Dividend Reinvestment and Stock Purchase Plan. This has been a very efficient source of capital. MREIC's innovative concept of investing in REIT securities has also proven to be very successful. By investing in REIT securities as a proxy for real property investment, substantial gains have been realized. For the year ended September 30, 2005, $1,500,000 in gains were realized. Over the past six years, approximately $6,000,000 in gains have been realized. Additional earnings have been generated through yield spread investing. Over the years, the spread between our cost of capital and the income generated by our securities portfolio has been as wide as 600 basis points. These spreads have tightened considerably over the past year. Therefore, we have reduced our securities holdings substantially and eliminated all borrowings against the portfolio. MREIC currently has $13,500,000 invested in REIT securities. By owning a liquid portfolio of this size free and clear, MREIC has a stronger balance sheet and greater financial flexibility.

We believe that we have created an exceptional company in MREIC. We have concentrated our efforts on building a company that generates a high quality income stream with low volatility over the long term. We've maintained a conservative balance sheet and a transparent capital structure. These positive attributes, combined with our 37 year track record are contributing factors to the value of our company. We are very proud of our loyal staff for all of their efforts. We are also very proud of our loyal individual shareholder base.

I encourage shareholders to visit MREIC's home page on the Internet. The website, www.mreic.com, provides more editorial material than can be included in the Annual Report and should be of interest to shareholders.

Very truly yours,

Eugene W. Landy
President

Message from the Executive Vice President



Dear Fellow Shareholders:

January, 2006

While Fiscal Year 2005 once again proved to be a challenging one in terms of identifying appropriate transactions for Monmouth Real Estate Investment Corporation, we are quite proud of the properties we did acquire and of our portfolio as a whole. We started the year off in October of 2004 by acquiring a FedEx Ground facility in Denver, Colorado, and kept up the pace with two acquisitions in December, one in January, and one in March of 2005 for a total of five new properties and over 516,000 square feet. This brought our total portfolio to over 4,250,000 square feet with properties located in twenty-three states as of September 30, 2005.

Since then, during the first quarter of fiscal 2006 we have been quite active, having acquired three properties totaling approximately 230,000 square feet. With these acquisitions, our portfolio has increased to 42 properties totaling 4,500,000 square feet as of December 31, 2005. The bulk of our recent acquisitions have been occupied by Federal Express Corporation and FedEx Ground, which have reported very strong results in recent quarters.

Our property acquisitions to date have been on a one-off basis, but we would welcome the opportunity to complete one or more portfolio acquisitions in the future. We recognize, however, that under current market conditions, competition for portfolios, as well as single properties, is fierce and we are hopeful that we will be able to continue to expand at a vigorous pace throughout the coming year. As we work to locate appealing portfolios for acquisition, we are fortunate that as a smaller REIT, each property we acquire impacts the portfolio to a much larger extent than larger REITs.

Experience has taught us that remaining successful as a small REIT is not just about the numbers. Key to our longevity and success has been our ability to form strong and lasting relationships with developers, brokers, and other high-caliber real estate professionals. Over the years, we have worked with seasoned professionals who have presented us with compelling investment opportunities. In times when it has been difficult to identify appropriate investment opportunities, as the past two years have been, it is vital to have strong ties to developers and brokers who know the types of buildings we are interested in along with the particular areas of the country that we find appealing. They in turn benefit from MREIC's team of experienced in-house professionals who enable us to execute on our promises, often within very short time frames.

Another important benefit to MREIC's status as a small REIT is that management has the ability to become very familiar with each and every property in the portfolio. Strong relationships with our tenants, which include such names as FedEx, Anheuser Busch, Western Container and Keebler (now Kellogg) have substantially facilitated tenant retention through our assistance in building expansion and in the reasonable negotiation of lease renewals. Furthermore, I am able to visit each property MREIC acquires and can see first hand not only the quality of the building we plan to purchase, but the proximity of each site to major highways, interchanges and airports. If the property is located in an industrial park I can assess firsthand the caliber and condition of the park, its growth potential, and which other tenants are located in the park. A site visit also enables me to pinpoint the barriers to entry in the given market. This past year alone I visited Denver, Colorado, Hanahan, South Carolina (a suburb of Charleston), Augusta, Georgia, Tampa, Florida and Madison, Alabama (a suburb of Huntsville) to inspect our sites. When the buildings were under construction, the developers accompanied me on the site visits, taking the opportunity to visually point out other relevant aspects of the construction and location not adequately reflected in writing.

MREIC holds an extraordinary portfolio made up of high quality properties occupied by investment-grade tenants on leases with an original term of at least ten years. The fact that MREIC has not yet been recognized in the marketplace has provided us with another challenge, but our strategy is to continue with our business plan and work toward gaining better recognition for the company. I am confident that if we channel our efforts toward those areas which have contributed to our success thus far, we will ultimately receive the recognition our company and our shareholders deserve.

Very truly yours,

Cynthia J. Morgenstern

Cynthia J. Morgenstern
Executive Vice President

Company Profile

Monmouth Real Estate Investment Corporation has...

- A thirty-seven year track record of profitable operations
- A high quality income stream with long-term visibility
- Paid dividends for thirty-two years
- A strong balance sheet and conservative capital structure

Monmouth Real Estate Investment Corporation (MREIC) has enjoyed a long history of successful investment in real estate. Over the past thirty-seven years, the Company has cultivated an impressive portfolio of high-quality industrial properties totaling over 4 million square feet of leasable area secured by long-term net leases to investment grade tenants. In addition, the Company owns a portfolio of REIT securities totaling over $13,500,000 at market open on January 3, 2006.

Fiscal year 2005 was an excellent year during which MREIC's market capitalization reached a new high. Funds from operations increased to $.77 per share with an annual dividend rate of $.58 per share.* As of Fiscal 2006, we have increased the annual dividend rate to $.60 per share.

At September 30, 2005, MREIC had 18,833,367 shares outstanding with a closing price of $8.19 per share. MREIC's equity market capitalization at fiscal year end September 30, 2005 was $154,200,000.

* *See additional discussion concerning FFO in the accompanying 10-k on pages 16 and 17.*

"We have concentrated our efforts on building a company that generates a high quality income stream with low volatility over the long term."

Eugene W. Landy,
President

Market History

The following is a calendar year end stock review:

	Share Volume	Opening Price	Closing Price	Dividend Paid	Appreciation (Depreciation)	Total Yield
2005	**5,696,500**	**8.610**	**8.020**	**0.585**	**(6.9%)**	**(0.1%)**
2004	5,332,400	8.690	8.610	0.58	(.09%)	5.8%
2003	4,372,400	6.920	8.690	0.58	25.6%	34.0%
2002	4,253,400	6.450	6.920	0.58	7.3%	16.3%
2001	4,743,000 *	5.000	6.450	0.58	29.0%	40.6%
2000	8,708,000	4.815	5.000	0.58	3.8%	15.8%
1999	7,495,000	5.500	4.815	0.575	(12.5%)	(2.0%)

* Under NASDAQ's new system of reporting.

The shares of common stock of Monmouth Real Estate Investment Corporation are traded on the National Association of Securities Dealers Automated Quotation (NASDAQ/NMS: symbol MNRTA).

The following is a 10-year dividend payment and income analysis:

Fiscal Year Ended September 30,	Net Income	Dividends
2005	**9,046,822**	**$ .58**
2004	7,672,635	.58
2003	6,120,343	.58
2002	4,478,145	.58
2001	4,123,054	.58
2000	3,589,397	.58
1999	3,796,760	.5675
1998	2,499,922	.53
1997	1,881,154	.51
1996	1,396,099	.50

Shareholder Investment Plan

MREIC instituted a Dividend Reinvestment and Stock Purchase Plan in 1987 which allows shareholders to reinvest dividends and make additional cash purchases of shares. This Plan allows shareholders to accumulate stock at a 5% discount from the market price, free of any brokerage charges.

Shareholder investment plans have substantial advantages for both MREIC and its shareholders:

1. Real estate investment trusts must pay out to shareholders at least 90% of their taxable income in dividends. A shareholder investment plan is a means for a REIT to grow with reinvested income paid in at the option of the shareholder. The REIT raises new capital without paying commissions and other expenses. This reduces the costs of raising capital for the REIT. The savings to the REIT are partially passed on to the shareholders by allowing them to buy shares at a 5% discount from market.
2. During the fiscal year 2005, MREIC paid a dividend of $.58 a share. This provides our shareholders, based on a current market price as of September 30, 2005 of $8.19 per share, with a yield of approximately 7.1%. Shareholders purchasing optional cash shares through the Plan at a 5% discount from market will achieve a first year total return of approximately 12.1%. Stock market fluctuations can raise or lower this return.

The response to MREIC's Dividend Reinvestment and Stock Purchase Plan has been very strong. MREIC estimates it will increase its capital through the Plan at the rate of $5,000,000 a year over the next five years. Increased cash flows can provide MREIC with the additional borrowing power to increase its loans and property portfolio holdings.

Shareholders can reinvest their dividends to purchase additional shares directly from MREIC. In addition, they can invest optional cash amounts up to $1,000 a month to purchase additional shares. MREIC has the right to grant waivers of the dollar limitation. Shareholders interested in investing greater amounts should contact the Company.

"Our ability to generate shareholder value over several real estate cycles is exemplified by our track record of over thirty years of dividend payments."

Eugene W. Landy,
President

Property Portfolio Map


Minneapolis
Salt Lake City
Las Vegas
Oklahoma City
Albuquerque
Indianapolis
Cincinnati
Pittsburgh
Cleveland
Boston
New York
Raleigh
Nashville
Memphis
Atlanta
Dallas
San Antonio
Houston
New Orleans
Orlando
Miami

At December 31, 2005, MREIC's portfolio consisted of 42 properties totaling approximately 4,500,000 square feet, located in twenty-three states.

Equity Holdings

MREIC operates as a real estate investment trust (REIT), specializing in industrial properties on long-term net leases to credit tenants. The net-lease structure eliminates the majority of real estate operating risk by transferring taxes, insurance, and maintenance expenses onto the tenant, thus providing increased stability to operating cash flow over the long term. The following is a brief description of the Company's real estate holdings at January 3, 2006:



Tampa, Florida

This 95,662 square foot warehouse facility located adjacent to the FedEx Ground building purchased by Monmouth in February of 2004, was purchased on December 29, 2005, and is 100% net-leased to Federal Express Corporation. The average annual rental income over the term of the lease is $524,174 ($5.48 per square foot). The lease expires September 30, 2017.



Colorado Springs, Colorado

This 53,202 square foot warehouse facility was purchased on December 21, 2005, and is 100% net-leased to FedEx Ground Package System, Inc., a subsidiary of Federal Express Corporation. The average annual rental income over the term of the lease is $411,763 ($7.74 per square foot). The lease expires September 30, 2015.



Richfield, Ohio

This 79,485 square foot warehouse facility located in a suburb of Cleveland, was purchased on December 13, 2005, and is 100% net-leased to FedEx Ground Package System, Inc., a subsidiary of Federal Express Corporation. The average annual rental income over the term of the lease is $644,646 ($8.11 per square foot). The lease expires September 30, 2016.

Equity Holdings

Madison, Alabama



This 56,698 square foot warehouse facility located in a suburb of Huntsville, was purchased on March 3, 2005, and is 100% net-leased to FedEx Ground Package System, Inc., a subsidiary of Federal Express Corporation. The average annual rental income over the term of the lease is $278,000 ($4.90 per square foot). The lease expires August 31, 2014.

Augusta, Georgia



This 38,210 square foot warehouse facility was purchased on January 14, 2005, and is 100% net-leased to FedEx Ground Package System, Inc., a subsidiary of Federal Express Corporation. The average annual rental income over the term of the lease is $279,000 ($7.29 per square foot). The lease expires August 31, 2014.

Hanahan, South Carolina



This 54,286 square foot warehouse facility located in a suburb of Charleston, was purchased on December 6, 2004, and is 100% net-leased to FedEx Ground Package System, Inc., a subsidiary of Federal Express Corporation. The average annual rental income over the term of the lease is $374,000 ($6.89 per square foot). The lease expires October 14, 2014.

Hanahan, South Carolina



This 306,000 square foot warehouse facility located across the street from the FedEx Ground Package System building owned by MREIC was purchased on December 3, 2004, and is 100% net-leased to Norton McNaughton of Squire, Inc., a subsidiary of Jones Apparel Group, Inc. The average annual rental income over the term of the lease is $1,275,000 ($4.17 per square foot). The lease, which is guaranteed by Jones Apparel Group, expires April 29, 2015.

Equity Holdings


Fed

Denver, Colorado

This 60,361 square foot warehouse facility was purchased on October 28, 2004, and is 100% net-leased to FedEx Ground Package System, Inc., a subsidiary of Federal Express Corporation. The average annual rental income over the term of the lease is approximately $421,000 ($6.98 per square foot). The lease expires September 30, 2014.



Tampa, Florida

This 170,779 square foot warehouse facility was purchased on February 23, 2004, and is 100% net-leased to FedEx Ground Package System, Inc., a subsidiary of Federal Express Corporation. The average annual rental income over the term of the lease is $1,412,000 ($8.27 per square foot). The lease expires January 31, 2019.



Edwardsville, Kansas

This 179,280 square foot warehouse facility was purchased April 1, 2003, and is 100% net-leased to Carlisle Tire & Wheel Company. The average annual rental income over the term of the lease is approximately $671,000 ($3.74 per square foot). The lease expires May 31, 2012.



Ft. Myers, Florida

This 90,020 square foot warehouse facility was purchased November 21, 2002, and is 100% net-leased to FedEx Ground Package System, Inc., a subsidiary of Federal Express Corporation. The average annual rental income over the term of the lease is approximately $400,000 ($4.44 per square foot). The lease expires October 31, 2011.

Equity Holdings

Tolleson, Arizona

This 288,211 square foot warehouse facility was purchased November 6, 2002, and is 100% net-leased to Western Container Corporation and guaranteed by Coca Cola Enterprises, Inc. The average annual rental income over the term of the lease is approximately $1,243,000 ($4.31 per square foot). The lease expires April 30, 2012.



Elgin, Illinois

This 89,052 square foot warehouse facility was purchased April 10, 2002, and is 100% net-leased to Reynolds Metals Company, which assigned its interest to Integris Metals, Inc. The average annual rental income over the term of the lease is approximately $614,000 ($6.89 per square foot). The lease expires January 31, 2012.



Winston-Salem, North Carolina

This 106,507 square foot warehouse facility was purchased January 30, 2002, and is 100% net-leased to FedEx Ground Package System, Inc., a subsidiary of Federal Express Corporation. The average annual rental income over the term of the lease is approximately $637,000 ($5.98 per square foot). The lease expires December 31, 2011.



Monroe, North Carolina

This 160,000 square foot warehouse facility was purchased November 2, 2001, and is 100% net-leased to Hughes Supply, Inc. The average annual rental income over the term of the lease is approximately $589,000 ($3.68 per square foot). The lease expires October 31, 2011.



Equity Holdings



Granite City, Illinois

This 184,800 square foot distribution and warehouse facility was purchased October 12, 2001, and is 100% net-leased to Anheuser-Busch, Inc. The average annual rental income over the term of the lease is approximately $1,147,000 ($6.21 per square foot). The lease expires May 31, 2011.



Beltsville, Maryland

This 109,705 square foot warehouse facility was purchased April 24, 2001, and is 100% net-leased to FedEx Ground Package System, Inc., a subsidiary of Federal Express Corporation. The average annual rental income over the term of the lease is approximately $892,000 ($8.13 per square foot). This lease expires December 31, 2010.



Cudahy, Wisconsin

This 114,123 square foot warehouse facility was purchased April 17, 2001, and is 100% net-leased to FedEx Ground Package System, Inc., a subsidiary of Federal Express Corporation. The average annual rental income over the term of the lease is approximately $572,000 ($5.01 per square foot). The lease expires March 31, 2011.



Newington, Connecticut

This 54,812 square foot warehouse facility was purchased March 15, 2001, and is 100% net-leased to Kellogg Sales Company. The average annual rental income over the term of the lease is approximately $340,000 ($6.20 per square foot). The lease expires February 28, 2011.

Equity Holdings

St. Joseph, Missouri



This 388,671 square foot warehouse facility was purchased February 6, 2001 through the assumption of a leasehold interest, and is 100% net-leased to Mead Corporation until November 30, 2014. The average annual rental income over the term of the lease is approximately $1,239,000 ($3.19 per square foot). Mead vacated the premises at the end of calendar 2004, but remains obligated under the terms of the lease.

Richmond, Virginia



This 112,799 square foot warehouse facility was purchased November 14, 2000, and is 100% net-leased to Federal Express Corporation. The average annual rental income over the term of the lease is approximately $707,000 ($6.27 per square foot). The lease expires October 21, 2009.

Union Township, Ohio



This warehouse facility purchased February 18, 1999, is 100% net-leased to FedEx Ground Package System, Inc., a subsidiary of Federal Express Corporation. The building was expanded from its original 85,508 square feet to 103,818 square feet in 2003, and the lease was amended to a new expiration date of August 31, 2013. The annual rental income over the new ten-year term is approximately $499,000 ($4.80 per square foot).

Jacksonville, Florida



This 95,883 square foot warehouse facility was purchased July 28, 1999, and is 100% net-leased to Federal Express Corporation. The average annual rental income over the term of the lease is approximately $526,000 ($5.49 per square foot). The lease expires May 31, 2008.

Equity Holdings



Charlottesville, Virginia

This 49,900 square foot warehouse facility was purchased June 1, 1999, and is 100% net- leased to Federal Express Corporation. The average annual rental income over the term of the lease is approximately $363,000 ($7.27 per square foot). The lease expires August 31, 2008.



Omaha, Nebraska

This 88,140 square foot warehouse facility was purchased December 11, 1998, and is 100% net-leased to Federal Express Corporation. The average annual rental income over the term of the lease is approximately $516,000 ($5.85 per square foot). The lease expires October 31, 2008.



Liberty, Missouri

This 98,200 square foot warehouse facility was purchased August 26, 1998, and is 100% net-leased to Lear Corporation. The average annual rental income over the term of the lease is approximately $699,000 ($7.12 per square foot). The lease expires December 31, 2007.



Romulus, Michigan

This 72,000 square foot warehouse facility was purchased June 22, 1998, and is 100% net-leased to Federal Express Corporation. The average annual rental income over the term of the lease is approximately $396,000 ($5.50 per square foot). The lease expires May 31, 2008.

Equity Holdings

Burr Ridge, Illinois

This 12,477 square foot warehouse facility was purchased December 9, 1997, and is 100% net-leased to the Sherwin-Williams Company. The average annual rental income over the term of the lease is $151,000 ($12.10 per square foot). The lease expires on October 31, 2009.



Schaumburg, Illinois

This 73,500 square foot warehouse facility was purchased June 11, 1997, and is 100% net-leased to Federal Express Corporation. The average annual rental income over the term of the lease is approximately $463,000 ($6.30 per square foot). The lease expires March 31, 2007.



Fayetteville, North Carolina

This 148,000 square foot warehouse facility was purchased May 28, 1997, and is 100% net-leased to Belk Enterprises. The average annual rental income over the term of the Belk lease is approximately $470,000 ($3.18 per square foot). Belk subleased the building to USC Solutions from 2003 through October, 2005. The building is currently vacant, but Belk remains obligated under its lease which expires June 30, 2006.



O'Fallon, Missouri

This 102,135 square foot warehouse facility was purchased October 13, 1994, and is 100% net-leased to PPG Industries, Inc. The average annual rental income over the term of the lease is approximately $372,000 ($3.64 per square foot). The lease expires on June 30, 2006.



Equity Holdings



Richland, Mississippi

This 36,000 square foot warehouse facility was purchased March 29, 1994, and is 100% net-leased to Federal Express Corporation. In 2004 the lease was extended for a 10-year term and now expires on March 31, 2014. The average annual rental income over the ten-year lease extension is approximately $140,400 ($3.90 per square foot).



Urbandale, Iowa

This 36,150 square foot warehouse facility was purchased March 31, 1994. The building was 100% net-leased to Glazers Distributors of Iowa, Inc., until Glazers exercised an early lease termination option and vacated the premises as of November, 2005.



Wichita, Kansas

This 44,136 square foot warehouse facility was purchased February 17, 1994, and was 100% net-leased to Keebler Company through May 31, 2005. The building is currently vacant.



Franklin, Massachusetts

This 84,376 square foot warehouse facility was purchased October 19, 1993, and is 100% net-leased to Kellogg USA Inc. The average annual rental income over the term of the lease is approximately $516,000 ($6.12 per square foot). The lease was extended in 2003 to its new expiration date of January 31, 2007.

Equity Holdings

Jackson, Mississippi

This 26,340 square foot warehouse facility was purchased July 16, 1993. The property is currently vacant.



Greensboro, North Carolina

This 40,560 square foot warehouse facility was purchased April 15, 1993, and is 100% net-leased to Kellogg USA Inc.. The average rental income over the term of the lease is approximately $215,000 ($5.30 per square foot). The lease was extended in 2005 to its new expiration date of February 29, 2008.



South Brunswick, New Jersey

This 144,520 square foot warehouse facility was purchased March 30, 1993, and is 100% net-leased to McMaster Carr Supply Company. The average annual rental income over the term of the lease is approximately $678,000 ($4.69 per square foot). The lease was extended in 2005 to its new expiration date of July 31, 2006.



Orangeburg, New York

This 50,400 square foot warehouse facility was purchased November 25, 1992, and is 100% net-leased to Kellogg Sales Company. The lease was extended in 2004 to a new expiration date of December 31, 2007. The average annual rental income over the term of the lease extension is approximately $340,000 ($6.75 per square foot).



Equity Holdings



Monaca, Pennsylvania

The Moor Industrial Park was originally purchased in 1973, sold to another company, and then reacquired January 1, 1988. The park consists of approximately 292,000 rentable square feet situated on 23 acres, and includes 1,200 feet of undeveloped river frontage. The leases are all short term at relatively low rents compared to the Company's other properties. The current annual gross rental income is approximately $400,000. At September 30, 2005 this property was 56% occupied (163,520 square feet; $2.45 per square foot of rented space).



Ramsey, New Jersey

Ramsey Industrial Park, consisting of a 44,719 square foot building, was purchased February 27, 1969, and is 100% net-leased to Bogen Photo, Inc. The average annual rental income over the term of the lease is approximately $285,000 ($6.37 per square foot). The lease expires September 30, 2006.



Somerset, New Jersey

The Company owns a two-thirds undivided interest in this shopping center, with the remaining one-third interest owned by D&E Realty, an unrelated entity. All assets, liabilities, income and expenses are allocated to the owners based upon their respective ownership percentages. The total rentable space in this shopping center is approximately 42,800 square feet. An additional 21,365 square feet of land was leased to Taco Bell, Inc., on which a freestanding restaurant was completed in 1993. At September 30, 2005, the center was 100% occupied. The main store lease expires on September 30, 2007. The Company's portion of the annual gross rental income on this facility is approximately $391,000 ($9.14 per square foot).

Lease Expirations


1,000,000
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
Square Feet
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

At December 31, 2005, MREIC's weighted-average lease expiration was 5.7 years. With 95% of its portfolio leased, MREIC's average rent per square foot is currently $4.74.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2005

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period ________________ to ________________

Commission File Number 000-04258

MONMOUTH REAL ESTATE INVESTMENT CORPORATION
(Exact name of registrant as specified in its charter)

Maryland	22-1897375
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3499 Route 9 North, Suite 3-C, Freehold, NJ 07728
(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (732)- 577-9997

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act: Common Stock $.01 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. X Yes __ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ___ Yes X No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the 12 preceding months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. X Yes __ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment of this Form 10-K X

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). X Yes __ No

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ___ Yes X No

Based upon the assumption that directors and executive officers of the registrant are not affiliates of the registrant, the aggregate market value of the voting stock of the registrant held by nonaffiliates of the registrant at March 31, 2005 was $151,973,459. Presuming that such directors and executive officers are affiliates of the registrant, the aggregate market value of the voting stock of the registrant held by nonaffiliates of the registrant at March 31, 2005 was $138,321,590.

There were 18,991,976 shares of common stock outstanding as of December 1, 2005.

Documents Incorporated by Reference: Exhibits incorporated by reference are listed in Part IV, Item 15 (a) (3).

TABLE OF CONTENTS

PART I

ITEM 1 – BUSINESS

General Development of the Business

Monmouth Real Estate Investment Corporation (the Company) is a corporation operating as a qualified real estate investment trust (REIT) under Sections 856-860 of the Internal Revenue Code (the Code), and intends to maintain its qualification as a REIT in the future. As a qualified REIT, with limited exceptions, the Company will not be taxed under Federal and certain state income tax laws at the corporate level on taxable income that it distributes to its shareholders. For special tax provisions applicable to REITs, refer to Sections 856-860 of the Code.

The Company was incorporated in 1968 as a Delaware Corporation. On May 15, 2003, the Company changed its state of incorporation from Delaware to Maryland (the Reincorporation). The Reincorporation was approved by the Company's shareholders at the Company's annual meeting on May 6, 2003.

On February 8, 2005, the Company formed a wholly-owned taxable REIT subsidiary organized in Maryland, named MREIC Financial, Inc. MREIC Financial, Inc. had no activity during fiscal year 2005.

The Company's primary business is the ownership of real estate. Its investment focus is to own net leased industrial property which are leased to investment-grade tenants on long-term leases. In addition, the Company holds a portfolio of REIT securities.

Narrative Description of Business

Currently, the Company derives its income primarily from real estate rental operations. Rental and occupancy charges were $24,511,877, $21,329,500 and $19,641,111 for the years ended September 30, 2005, 2004 and 2003, respectively. Total assets were $217,841,402 and $195,487,662 as of September 30, 2005 and 2004, respectively. The Company has approximately 4,250,000 square feet of property, of which approximately 1,433,000 square feet, or 34%, is leased to Federal Express Corporation (FDX) and subsidiaries and approximately 230,000 square feet, or 5%, is leased to Keebler Company, a subsidiary of the Kellogg Company. During 2005, 2004 and 2003 rental and occupancy charges from properties leased to these companies approximated 49%, 48% and 48%, respectively, of total rental and occupancy charges.

The Company's weighted-average lease expiration was 5.5 years at September 30, 2005 and its average rent per square foot for fiscal 2005 was $4.73. At September 30, 2005, the Company's percentage of square footage leased was 95% and its occupancy was 86%.

At September 30, 2005, the Company had investments in thirty-nine properties. (See Item 2 for detailed description of the properties.) These properties are located in New Jersey, New York, Pennsylvania, North Carolina, Mississippi, Massachusetts, Kansas, Iowa, Missouri, Illinois, Michigan, Nebraska, Florida, Virginia, Ohio, Connecticut, Wisconsin, Maryland, Arizona, Colorado, South Carolina, Georgia and Alabama. All properties are managed by a management company, Cronheim Management Services (CMS). All properties are leased on a net basis except the industrial park in Monaca, Pennsylvania.

In fiscal 2005, the Company purchased five net-leased industrial properties for a total cost of approximately $31,200,000. In fiscal 2006, the Company anticipates acquisitions of approximately $30,000,000. The funds for these acquisitions may come from the Company's available line of credit, other bank borrowings, proceeds from the Dividend Reinvestment and Stock Purchase Plan and private placements. To the extent that funds or appropriate properties are not available, fewer acquisitions will be made. Because of the contingent nature of contracts to purchase real property, the Company announces acquisitions only upon closing.

The Company competes with other investors in real estate for attractive investment opportunities. These investors include other "equity" real estate investment trusts, limited partnerships, syndications and private investors, among others. Competition in the market areas in which the Company operates is significant and affects acquisitions and/or development of properties, occupancy levels, rental rates, and operating expenses of certain properties. Management has built relationships with merchant builders which provide the Company with investment opportunities which fit the Company's investment policy.

The Company continues to invest in both debt and equity securities of other REITs. The Company from time to time may purchase these securities on margin when the interest and dividend yields exceed the cost of the funds. The securities portfolio, to the extent not pledged to secure borrowing, provides the Company with liquidity and additional income. Such securities are subject to risk arising from adverse changes in market rates and prices, primarily interest rate risk relating to debt securities and equity price risk relating to equity securities. From time to time the Company may use derivative instruments to mitigate interest rate risk.

Investment and Other Policies

The Company has a flexible investment policy concentrating its investments in the area of net-leased industrial properties. The Company's strategy is to obtain a favorable yield spread between the yield from the net-leased industrial properties and mortgage interest costs. The Company continues to purchase net-leased industrial properties, since management believes that there is a potential for long-term capital appreciation through investing in well-located industrial properties. There is the risk that, on expiration of current leases, the properties can become vacant or re-leased at lower rents. The results obtained by the Company by re-leasing the properties will depend on the market for industrial properties at that time.

The Company seeks to invest in well-located, modern buildings leased to credit worthy tenants on long-term leases. In management's opinion, newly built facilities leased to FDX or FDX subsidiaries meet these criteria. The Company has a concentration of properties leased to FDX and FDX subsidiaries. This is a risk factor that shareholders should consider. FDX is a publicly-owned corporation and information on its financial business operations is readily available to the Company's shareholders.

The Company operates as part of a group of three public companies (all REITs) which includes United Mobile Homes, Inc., Monmouth Capital Corporation, and Monmouth Real Estate Investment Corporation (the affiliated companies). Some general and administrative expenses are allocated among the three affiliated companies based on use or services provided. The Company currently has eleven employees. Allocations of salaries and benefits are made among the affiliated companies based on the amount of the employees' time dedicated to each affiliated company.

The Company does not have an advisory contract; however, all of the properties are managed by CMS, a division of David Cronheim Company (Cronheim), a related party as discussed in Note No. 12 to the Consolidated Financial Statements. During 2005, the Company entered into a new management contract with CMS, which did not materially alter the contract in place since 1998 (the 1998 contract), other than modifying the calculation of the annual management fee. For the calendar year 2005, the management fee was fixed at $350,000. Under the 1998 contract, CMS received 3% of gross rental income on certain properties for management fees. CMS provides sub-agents as regional managers for the Company's properties and compensates them out of this management fee. CMS received $334,505, $299,392 and $258,626, in 2005, 2004 and 2003, respectively, for the management of the properties. Cronheim received $54,581, $132,185 and $14,377 in lease commissions in 2005, 2004 and 2003, respectively. The David Cronheim Mortgage Corporation, an affiliated company, received $60,200, $-0-, and $-0- in mortgage brokerage commissions.

Additional information about the Company can be found on the Company's website which is located at www.mreic.com. The Company's filings with the Securities and Exchange Commission are made available through a link on the Company's website or by calling Investor Relations.

ITEM 1A – RISK FACTORS

Real Estate Industry Risks

The Company faces risks associated with local real estate conditions in areas where the Company owns properties. The Company may be affected adversely by general economic conditions and local real estate conditions. For example, an oversupply of industrial properties in a local area or a decline in the attractiveness of our properties to tenants would have a negative effect on the Company.

Other factors that may affect general economic conditions or local real estate conditions include:

- population and demographic trends;
- zoning, use and other regulatory restrictions;
- income tax laws;
- changes in interest rates and availability and costs of financing;
- competition from other available real estate;
- our ability to provide adequate maintenance and insurance; and
- increased operating costs, including insurance premiums and real estate taxes.

The Company may be unable to compete with its larger competitors and other alternatives available to tenants or potential tenants of our properties. The real estate business is highly competitive. The Company competes for properties with other real estate investors, including other real estate investment trusts, limited partnerships, syndications and private investors, many of whom have greater financial resources, revenues, and geographical diversity than the Company has. Furthermore, the Company competes for tenants with other property owners. All of the Company's industrial properties are subject to significant local competition. The Company also competes with a wide variety of institutions and other investors for capital funds necessary to support our investment activities and asset growth.

The Company is subject to significant regulation that inhibits our activities and increases our costs. Local zoning and use laws, environmental statutes and other governmental requirements may restrict expansion, rehabilitation and reconstruction activities. These regulations may prevent the Company from taking advantage of economic opportunities. Legislation such as the Americans with Disabilities Act may require management to modify the Company's properties. Future legislation may impose additional requirements. The Company cannot predict what requirements may be enacted or what changes may be implemented to existing legislation.

Risks Associated with Our Properties

The Company may be unable to renew leases or relet space as leases expire. While management seeks to invest in well-located, modern buildings leased to credit-worthy tenants on long term leases, a number of the Company's properties are subject to short-term leases. When a lease expires, a tenant may elect not to renew it. Management may not be able to relet the property on similar terms, if the property may be relet at all. Management has established an annual budget for renovation and reletting expenses that management believes is reasonable in light of each property's operating history and local market characteristics. This budget, however, may not be sufficient to cover these expenses.

The Company has been and may continue to be affected negatively by tenant financial difficulties and leasing delays. A general decline in the economy may result in a decline in the demand for industrial space. As a result, the Company's tenants may delay lease commencement, fail to make rental payments when due, or declare bankruptcy. Any such event could result in the termination of that tenant's lease and losses to the Company. The Company receives a substantial portion of our income as rents under long-term leases. If tenants are unable to comply with the terms of their leases because of rising costs or falling sales, management, in its sole discretion, may deem it advisable to modify lease terms to allow tenants to pay a lower rental or a smaller share of operating costs, taxes and insurance.

The Company may be unable to sell properties when appropriate because real estate investments are illiquid. Real estate investments generally cannot be sold quickly and, therefore, will tend to limit management's ability to vary the property portfolio promptly in response to changes in economic or other conditions. The inability to respond promptly to changes in the performance of the Company's property portfolio could adversely affect the Company's financial condition and ability to service debt and make distributions to our stockholders.

Environmental liabilities could affect the Company's profitability. The Company faces possible environmental liabilities. Current and former real estate owners and operators may be required by law to investigate and clean up hazardous substances released at the properties they own or operate. They may also be liable to the government or to third parties for property damage, investigation costs and cleanup costs. Contamination may affect adversely the owner's ability to sell or lease real estate or to borrow using the real estate as collateral.

Environmental laws today can impose liability on a previous owner or operator of a property that owned or operated the property at a time when hazardous or toxic substances were disposed on, or released from, the property. A conveyance of the property, therefore, does not relieve the owner or operator from liability.

Management is not aware of any environmental liabilities relating to the Company's investment properties which would have a material adverse effect on the business, assets, or results of operations. However, management cannot assure you that environmental liability claims will not arise in the future.

If our insurance coverage is inadequate or management cannot obtain acceptable insurance coverage, the Company operations could be materially adversely affected. Management generally maintains insurance policies related to the Company's business, including casualty, general liability and other policies covering business operations, employees and assets. The Company may be required to bear all losses that are not adequately covered by insurance. Although management believes that our insurance programs are adequate, no assurance can be given that we will not incur losses in excess of the Company's insurance coverage, or that the Company will be able to obtain insurance in the future at acceptable levels and reasonable cost.

Financing Risks

The Company faces risks generally associated with its debt. The Company finances a portion of its investments in properties and marketable securities through debt. This debt creates risks, including:

- rising interest rates on the floating rate debt;
- failure to repay or refinance existing debt as it matures, which may result in forced disposition of assets on disadvantageous terms;
- refinancing terms less favorable than the terms of existing debt; and
- failure to meet required payments of principal and/or interest.

The Company faces risks associated with the use of debt to fund acquisitions, including refinancing risk. The Company is subject to the risks normally associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest. Management anticipates that a portion of the principal of the Company's debt will not be repaid prior to maturity. Therefore, the Company will likely need to refinance at least a portion of our outstanding debt as it matures. There is a risk that we may not be able to refinance existing debt or that the terms of any refinancing will not be as favorable as the terms of the existing debt. If principal payments due at maturity cannot be refinanced, extended or repaid with proceeds from other sources, such as new equity capital or sales of properties, the Company's cash flow will not be sufficient to repay all maturing debt in years when significant "balloon" payments come due. As a result, we may be forced to dispose of properties on disadvantageous terms.

Other Risks

Management may amend our business policies without the stockholders' approval. Our board of directors determines our growth, investment, financing, capitalization, borrowing, REIT status, operations and distributions policies. Although the board of directors has no present intention to amend or reverse any of these policies, they may be amended or revised without notice to stockholders.

Accordingly, stockholders may not have control over changes in our policies. Management cannot assure stockholders that changes in our policies will serve fully the interests of all stockholders.

The market value of the Common Stock could decrease based on the Company's performance and market perception and conditions. The market value of the Company's Common Stock may be based primarily upon the market's perception of the Company's growth potential and current and future cash dividends, and may be secondarily based upon the real estate market value of the Company's underlying assets. The market price of the Company's Common Stock is influenced by, among other things, the dividend on the Company's Common Stock relative to market interest rates. Rising interest rates may lead potential buyers of the Company's Common Stock to expect a higher dividend rate, which would adversely affect the market price of the Common Stock. In addition, rising interest rates would result in increased expense, thereby adversely affecting cash flow and the Company's ability to service our indebtedness and pay dividends.

There are restrictions on the transfer of the Company's Common Stock. To maintain the Company's qualification as a REIT under the Internal Revenue Code of 1986 (the Code), no more than 50% in value of the Company's outstanding capital stock may be owned, actually or by attribution, by five or fewer individuals, as defined in the Code to also include certain entities, during the last half of a taxable year. Accordingly, the Company's charter and bylaws contain provisions restricting the transfer of the Company's Common Stock.

The Company's earnings are dependent, in part, upon the performance of our investment portfolio. As permitted by the Code, management invests in and owns securities of other real estate investment trusts. To the extent that the value of those investments declines or those investments do not provide a return, the Company's earnings could be adversely affected.

The Company is subject to restrictions that may impede management's ability to effect a change in control. Certain provisions contained in the Company's charter and bylaws, and certain provisions of Maryland law may have the effect of discouraging a third party from making an acquisition proposal for us and thereby inhibit a change in control.

The Company may fail to qualify as a REIT. If the Company fails to qualify as a REIT, the Company will not be allowed to deduct distributions to stockholders in computing our taxable income and will be subject to Federal income tax, including any applicable alternative minimum tax, at regular corporate rates. In addition, the Company might be barred from qualification as a REIT for the four years following disqualification. The additional tax incurred at regular corporate rates would reduce significantly the cash flow available for distribution to stockholders and for debt service. Furthermore, the Company would no longer be required to make any distributions to the Company's stockholders as a condition to REIT qualification.

To qualify as a REIT, and to continue to qualify as a REIT, the Company must comply with certain highly technical and complex requirements. The Company cannot be certain it has complied, and will always be able to comply, with these requirements. In addition, facts and circumstances that may be beyond the Company's control may affect the Company's ability to continue to qualify as a REIT. The Company cannot assure stockholders that new legislation, regulations, administrative interpretations or court decisions will not change the tax laws significantly with respect to the Company's qualification as a REIT or with respect to the Federal income tax consequences of qualification. The Company believes that it has qualified as a REIT since its inception and intends to continue to qualify as a REIT. However, the Company cannot assure you that the Company is qualified or will remain qualified.

The Company may be unable to comply with the strict income distribution requirements applicable to REITs. To obtain the favorable tax treatment associated with qualifying as a REIT, among other requirements, the Company is required each year to distribute to its stockholders at least 90% of its REIT taxable income. The Company will be subject to corporate income tax on any undistributed REIT taxable income. In addition, we will incur a 4% nondeductible excise tax on the amount by which our distributions in any calendar year are less than the sum of (i) 85% of our ordinary income for the year, (ii) 95% of our capital gain net income for the year, and (iii) any undistributed taxable income from prior years. The Company could be required to borrow funds on a short-term basis to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT (and to avoid corporate income tax and the 4% excise tax), even if conditions were not favorable for borrowing.

Notwithstanding the Company's status as a REIT, the Company is subject to various Federal, state and local taxes on our income and property. For example, the Company will be taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains, provided, however, that properly designated undistributed capital gains will effectively avoid taxation at the stockholder level. The Company may also have to pay some state income or franchise taxes because not all states treat REITs in the same manner as they are treated for Federal income tax purposes.

ITEM 1B – UNRESOLVED STAFF COMMENTS

None.

ITEM 2 - PROPERTIES

The Company operates as a real estate investment trust. Its portfolio is primarily in real estate holdings, some of which have been long-term holdings carried on the financial statements of the Company at depreciated cost. It is believed that their current market values exceed both the original cost and the depreciated cost.

The following table sets forth certain information concerning the Company's real estate investments as of September 30, 2005:

State	City	Fiscal Year Acquisition	Type	Square Footage	Mortgage Balance 9/30/2005
AL	Huntsville	2005	Industrial	56,698	$ 2,445,568
AZ	Tolleson	2003	Industrial	288,211	9,649,167
CO	Denver	2005	Industrial	60,361	3,485,193
CT	Newington	2001	Industrial	54,812	2,010,882
FL	Ft. Myers	2003	Industrial	90,020	2,952,733
FL	Jacksonville	1999	Industrial	95,883	2,959,225
FL	Tampa	2004	Industrial	170,779	12,249,269
GA	Augusta	2005	Industrial	38,210	2,461,308
IL	Schaumburg	1997	Industrial	73,500	2,117,585
IL	Burr Ridge	1997	Industrial	12,477	751,555
IL	Granite City	2001	Industrial	184,800	7,896,537
IL	Elgin	2002	Industrial	89,052	4,290,141
IO	Urbandale	1994	Industrial	36,150	-0-
KS	Wichita	1994	Industrial	44,136	-0-
KS	Edwardsville	2003	Industrial	179,280	4,286,191
MA	Franklin	1994	Industrial	84,376	-0-
MD	Beltsville	2001	Industrial	109,705	4,867,787
MI	Romulus	1998	Industrial	72,000	1,829,304
MO	O' Fallon	1994	Industrial	102,135	605,871
MO	Liberty	1998	Industrial	98,200	3,052,809
MO	St. Joseph	2001	Industrial	388,671	7,170,718
MS	Jackson	1993	Industrial	26,340	237,293
MS	Richland	1994	Industrial	36,000	-0-
NC	Fayetteville	1997	Industrial	148,000	2,525,902
NC	Greensboro	1993	Industrial	40,560	-0-
NC	Monroe	2001	Industrial	160,000	3,383,026
NC	Winston-Salem	2002	Industrial	106,507	4,344,028
NE	Omaha	1999	Industrial	88,140	2,775,747
NJ	Ramsey	1969	Industrial	44,719	-0-
NJ	South Brunswick	1993	Industrial	144,520	-0-
NJ	Somerset (1)	1970	Shopping Center	42,800	-0-
NY	Orangeburg	1993	Industrial	50,400	-0-
OH	Union Township	2000	Industrial	103,818	2,281,496
PA	Monaca	1977	Industrial	291,474	-0-

State	City	Fiscal Year Acquisition	Type	Square Footage	Mortgage Balance 9/30/2005
SC	Hanahan	2005	Industrial	306,000	8,195,410
SC	Hanahan	2005	Industrial	54,286	3,383,692
VA	Charlottesville	1999	Industrial	49,900	1,932,232
VA	Richmond	2001	Industrial	112,799	4,347,952
WI	Cudahy	2001	Industrial	114,123	3,479,897
				4,249,842	$ 19,526,000

State	City	Tenant	Annual Rent	Lease Expiration
AL	Huntsville	Fedex Ground Package System. Inc	$ 278,000	03/01/20
AZ	Tolleson	Western Container Corp	1,243,000	04/30/12
CO	Denver	Fedex Ground Package System. Inc	421,000	09/30/14
CT	Newington	Keebler Company	340,000	02/28/11
FL	Ft. Myers	Fedex Ground Package System. Inc	400,000	10/31/11
FL	Jacksonville	Federal Express Corporation	526,000	05/31/08
FL	Tampa	Fedex Ground Package System. Inc	1,412,000	01/31/19
GA	Augusta	Fedex Ground Package System. Inc	302,000	01/27/20
IL	Schaumburg	Federal Express Corporation	463,000	03/31/07
IL	Burr Ridge	Sherwin-Williams Company	151,000	10/31/09
IL	Granite City	Anheuser-Busch, Inc.	1,147,000	05/31/11
IL	Elgin	Reynolds Metals Company	614,000	01/31/12
IO	Urbandale	Glazers Distributors of Iowa, Inc.	121,000	11/30/05
KS	Wichita	Vacant	-0-	N/A
KS	Edwardsville	Carlisle Tire & Wheel Company	671,000	05/31/12
MA	Franklin	Keebler Company	516,000	01/31/07
MD	Beltsville	Fedex Ground Package System. Inc	892,000	12/31/10
MI	Romulus	Federal Express Corporation	396,000	05/31/08
MO	O' Fallon	PPG Industries	372,000	06/30/06
MO	Liberty	Johnson Controls, Inc. (3)	699,000	12/31/07
MO	St. Joseph	Mead Corporation (4)	1,239,000	11/30/14
MS	Jackson	Vacant	-0-	N/A
MS	Richland	Federal Express Corporation	140,000	03/31/14
NC	Fayetteville	Belk Enterprises, Inc. (2)	470,000	06/30/06
NC	Greensboro	Keebler Company	215,000	02/28/08
NC	Monroe	Hughes Supply, Inc.	589,000	10/31/11
NC	Winston-Salem	Fedex Ground Package System. Inc	637,000	12/31/11
NE	Omaha	Federal Express Corporation	516,000	10/31/08
NJ	Ramsey	Bogen Photo, Inc.	285,000	09/30/06
NJ	South Brunswick	McMaster Carr Supply	673,000	07/31/06
NJ	Somerset (1)	various	391,000	various
NY	Orangeburg	Keebler Company	390,000	12/31/07
OH	Union Township	RPS Ground	493,000	08/31/13
PA	Monaca	various	400,000	various

State	City	Tenant	Annual Rent	Lease Expiration
SC	Hanahan	Norton McNaughton of Squire, Inc.	108,000	05/01/17
SC	Hanahan	Fedex Ground Package System. Inc	374,000	01/21/20
VA	Charlottesville	Federal Express Corporation	363,000	08/31/08
VA	Richmond	Federal Express Corporation	707,000	10/21/09
WI	Cudahy	Fedex Ground Package System. Inc	572,000	03/31/11
			$ 19,526,000	

(1) The Company has an undivided 2/3 interest in the property. Estimated annual rent reflects the Company's proportionate share of the total rent on this property.
(2) Subleased to USC Solutions.
(3) Subleased to Leer Corporation.
(4) Vacant but tenant honors lease.

The Company's weighted-average lease expiration was 5.5 years at September 30, 2005 and its average rent per square foot for fiscal 2005 was $4.73. At September 30, 2005, the Company's percentage of square footage leased was 95% and its occupancy was 86%. All properties were 100% occupied at September 30, 2005 except for the following:

Property	Occupancy
Monaca, PA	56%
Jackson, MS	vacant
Wichita, KS	vacant
St. Joseph, MO	vacant but tenant honors existing lease through 2014

The Company had been a partner in a limited liability company, Hollister '97, LLC (the LLC), representing a 25% ownership interest. The sole business of the LLC was the ownership and operation of the Hollister Corporate Park in Teterboro, New Jersey. Under the LLC agreement, the Company received a cumulative preferred 11% annual return on its investment. During 2005, the LLC sold the Hollister Corporate Park. The Company simultaneously withdrew from the LLC. Upon withdrawal, the Company received $2,169,578 resulting in a gain of $1,269,179.

ITEM 3 – LEGAL PROCEEDINGS

None.

ITEM 4 – SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted during the fiscal fourth quarter of 2005.

PART II

ITEM 5 - MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The shares of common stock of Monmouth Real Estate Investment Corporation are traded on the National Association of Securities Dealers Automated Quotation (NASDAQ symbol MNRTA). The per share range of high and low market prices and distributions paid to shareholders during each quarter of the last two years were as follows:

	2005 Market Price				2004 Market Price		
Fiscal Qtr.	High	Low	Distrib.	Fiscal Qtr.	High	Low	Distrib.
First	8.74	8.01	$.145	First	8.80	8.11	$.145
Second	8.97	8.34	.145	Second	9.33	8.65	.145
Third	8.80	7.69	.145	Third	8.99	7.39	.145
Fourth	8.50	8.04	.145	Fourth	8.50	7.76	.145
			$ .58				$ .58

The over-the-counter market quotations reflect the inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

On September 30, 2005, the closing price was $8.19.

As of September 30, 2005, there were approximately 752 shareholders of record who held shares of common stock of the Company.

It is the Company's intention to continue distributing quarterly dividends. On October 3, 2005 the Company declared a dividend of $.15 per share to be paid on December 15, 2005 to shareholders of record on November 15, 2005. Future dividend policy will depend on the Company's earnings, capital requirements, financial condition, availability and cost of bank financing and other factors considered relevant by the Board of Directors.

Equity Compensation Plan Information

The following table summarizes information, as of September 30, 2005, relating to equity compensation plans of the Company (including individual compensation arrangements) pursuant to which equity securities of the Company are authorized for issuance:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Securities reflected in column (a)) (c)
Equity Compensation Plans Approved by Security Holders	731,000	$7.62	265,000
Equity Compensation Plans not Approved by Security Holders	N/A	N/A	N/A
Total	731,000	$7.62	265,000

ITEM 6 – SELECTED FINANCIAL DATA

The following table sets forth selected financial and other information for the Company as of and for each of the years in the five year period ended September 30, 2005. This table should be read in conjunction with all of the financial statements and notes thereto included elsewhere herein.

	September 30,				
OPERATING DATA:	**2005**	**2004**	**2003**	**2002**	**2001**
Rental and Occupancy Charges	$24,511,877	$ 21,329,500	$ 19,641,111	$ 16,118,137	$ 11,979,886
Gains on Securities Transactions, Net	1,541,952	1,714,395	1,018,862	909,704	632,492
Interest and Dividend Income	1,525,326	1,801,107	1,688,448		
Total Expenses	11,882,055	10,303,360	9,432,000	7,452,125	5,649,704
(Loss) Gain on Sales of Assets - Investment Property	-0-	-0-	-0-	(175,376)	-0-
Income from Equity Investment	82,500	110,000	110,000	110,000	110,000
Gain on Dissolution of Equity Investment	1,269,179	-0-	-0-	-0-	-0-
Interest Expense	8,001,956	6,979,007	6,906,078	6,059,415	4,590,757
Net Income	9,046,822	7,672,635	6,120,343	4,478,145	4,123,054
Net Income Per Share - Basic and Diluted	.50	.47	.44	.40	.43
BALANCE SHEET DATA:					
Total Assets	$217,841,402	$195,487,662	$183,173,874	$149,011,493	$119,433,470
Real Estate Investments, Net	191,744,473	166,879,808	152,770,335	129,107,256	102,722,084
Mortgage Notes Payable	111,968,518	97,530,963	90,909,299	78,220,163	60,424,754
Shareholders' Equity	102,560,241	92,907,840	78,313,289	59,005,016	49,929,539
CASH FLOW DATA:					
Net Cash Provided (Used) By:					
Operating Activities	$11,429,276	$ 10,385,410	$9,725,898	$6,792,043	$4,785,236
Investing Activities	(19,643,014)	(15,215,218)	(35,417,062)	(30,564,641)	(32,301,411)
Financing Activities	13,211,677	4,684,267	26,068,148	24,318,591	27,149,664
OTHER INFORMATION:					
Average Number of Shares Outstanding - Basic	17,967,360	16,206,433	13,844,056	11,177,294	9,504,806
Funds from Operations*	$13,794,544(A)	$ 11,718,456	$9,680,489	$ 7,594,618	$ 6,289,381
Cash Dividends Per Share	.58	.58	.58	.58	.58

* Funds from operations (FFO), is defined as net income, excluding gains (or losses) from sales of depreciable assets, plus depreciation. FFO should be considered as a supplemental measure of operating performance used by real estate investment trusts (REITs). The Company believes that FFO is helpful to investors as one of several measures of the performance of a REIT. FFO excludes historical cost depreciation as an expense and may facilitate the comparison of REITs which have different cost bases. The items excluded from FFO are significant components in understanding the Company's financial performance.

FFO (1) does not represent cash flow from operations as defined by generally accepted accounting principles; (2) should not be considered as an alternative to net income as a measure of operating performance or to cash flows from operating, investing and financing activities; and (3) is not an alternative to cash flow as a measure of liquidity. FFO, as calculated by the Company, may not be comparable to similarly entitled measures reported by other REITs.

The Company's FFO is calculated as follows:

	2005		2004	2003	2002	2001
Net Income	$9,046,822		$ 7,672,635	$6,120,343	$ 4,478,145	$ 4,123,054
Loss on Sales of Depreciable Assets	-0-		-0-	-0-	175,376	-0-
Depreciation	4,550,342		4,045,821	3,560,146	2,941,097	2,166,327
Amortization of In-Place Lease Intangible Assets	197,430		-0-	-0-	-0-	-0-
FFO	$13,794,594	(A)	$11,718,456	$9,680,489	$7,594,618	$6,289,381

(A) Includes Gain on Dissolution of Equity Investment. See Note No. 5 to the Consolidated Financial Statements for further explanation.

SUMMARY OF OPERATIONS BY PROPERTY
FOR THE YEARS ENDED SEPTEMBER 30,

	2005	2004	2003	2002	2001
Net Rental Income (Loss):					
Somerset, New Jersey	$ 344,695	$ 342,446	$ 293,177	$ 166,747	$ 270,716
Ramsey, New Jersey	232,817	226,404	232,785	222,078	114,702
Monaca, Pennsylvania	96,117	105,876	127,727	102,897	145,484
Orangeburg, New York	228,667	212,764	181,752	161,000	155,249
South Brunswick, New Jersey	542,853	513,717	489,916	505,744	448,308
Greensboro, North Carolina	103,416	147,773	224,251	220,285	207,361
Jackson, Mississippi	(92,384)	73,524	91,898	88,510	78,996
Franklin, Massachusetts	366,948	378,519	356,356	330,752	307,996
Wichita, Kansas	118,872	199,561	142,352	67,243	53,132
Urbandale, Iowa	65,617	62,302	47,250	38,001	28,631
Richland, Mississippi	106,870	96,643	87,263	80,056	69,508
O'Fallon, Missouri	234,932	215,267	199,537	177,225	130,480
Virginia Beach, Virginia*	-0-	-0-	-0-	(320,181)	(56,485)
Fayetteville, North Carolina	149,037	134,746	126,549	119,903	107,017
Schaumburg, Illinois	173,661	155,394	120,885	130,583	105,769
Burr Ridge, Illinois	56,356	53,248	41,206	39,595	33,355
Romulus, Michigan	154,810	142,485	130,652	118,385	104,130
Liberty, Missouri	303,061	283,994	264,945	243,747	222,353
Omaha, Nebraska	191,055	174,614	159,407	145,288	126,956
Charlottesville, Virginia	146,385	134,548	120,371	116,247	105,075
Jacksonville, Florida	178,730	167,252	163,079	140,924	132,789
Union Township, Ohio	188,479	180,147	94,872	75,140	62,314
Richmond, Virginia	259,340	240,531	224,077	320,576	198,862
St. Joseph, Missouri	290,647	289,766	222,808	190,325	155,660
Newington, Connecticut	90,670	80,989	73,400	66,321	26,670
Cudahy, Wisconsin	136,334	116,922	109,891	88,637	35,275
Beltsville, Maryland	356,295	335,192	316,619	299,699	115,176
Granite City, Illinois	246,105	213,433	184,984	299,672	-0-
Monroe, North Carolina	214,213	201,610	164,180	185,450	-0-
Winston-Salem, North Carolina	169,904	164,163	149,097	123,007	-0-
Elgin, Illinois	160,345	143,540	133,700	55,468	-0-
Tolleson, Arizona	316,814	291,136	376,824	-0-	-0-
Ft. Myers, Florida	137,916	132,752	136,885	-0-	-0-
Edwardsville, Kansas	191,637	175,384	99,440	-0-	-0-
Tampa, Florida	326,166	208,765	-0-	-0-	-0-
Denver, Colorado	127,388	-0-	-0-	-0-	-0-
Hanahan, South Carolina	278,985	-0-	-0-	-0-	-0-
Hanahan, South Carolina	69,749	-0-	-0-	-0-	-0-
Augusta, Georgia	90,163	-0-	-0-	-0-	-0-
Huntsville, Alabama	38,739	-0-	-0-	-0-	-0-
Net Rental Income **	7,392,404	6,595,407	5,888,135	4,599,324	3,485,479
Net Investment and Other Income **	3,821,837	3,104,554	2,204,780	1,583,425	1,613,977
TOTAL	11,214,241	9,699,961	8,092,915	6,182,749	5,099,456
General & Administrative Expenses **	(2,167,419)	(2,027,326)	(1,972,572)	(1,529,228)	(976,402)
Income Before (Loss) Gain on Sale of Assets-Investment Property	9,046,822	7,672,635	6,120,343	4,653,521	4,123,054
(Loss) Gain on Sale of Assets – Investment Property	-0-	-0-	-0-	(175,376)	-0-
NET INCOME	$ 9,046,822	$ 7,672,635	$ 6,120,343	$ 4,478,145	$ 4,123,054

*Sold in May 2002. ** See definitions of categories in the MD&A.

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

The Company is a real estate investment trust (REIT). The Company's primary business is the ownership and management of industrial buildings subject to long-term leases to investment grade tenants. The Company owns thirty-eight industrial properties and one shopping center with a total of 4,250,000 square feet. Total real estate investments were $191,744,473 at September 30, 2005. These properties are located in New Jersey, New York, Pennsylvania, North Carolina, Mississippi, Massachusetts, Kansas, Iowa, Missouri, Illinois, Michigan, Nebraska, Florida, Virginia, Ohio, Connecticut, Wisconsin, Maryland, Arizona, Colorado, South Carolina, Georgia and Alabama.

The Company's weighted-average lease expiration was 5.5 years at September 30, 2005 and its average rent per square foot for fiscal 2005 was $4.73. At September 30, 2005, the Company's percentage of square footage leased was 95% and its occupancy was 86%.

During fiscal 2005, the Company acquired approximately $31,200,000 in industrial properties, totaling approximately 516,000 square feet of industrial space.

The Company has a concentration of Federal Express Corporation and subsidiary (FDX) leased properties. At September 30, 2005, the percentage of FDX leased square footage as a total of the Company's rental space was 34%, with 12% leased with FDX and 22% leased with FDX subsidiaries. The percentage of rent and occupancy charges to total rent and occupancy charges was 42% for the year ended September 30, 2005. This is a risk factor that shareholders should consider.

The Company intends to increase its real estate investments and expects to invest approximately $30,000,000 in acquisitions of real property in fiscal year 2006. The growth of the real estate portfolio depends on the availability of suitable properties which meet the Company's investment criteria. Competition in the market areas in which the Company operates is significant and affects acquisitions, occupancy levels, rental rates and operating expenses of certain properties.

The Company also holds a portfolio of securities of other REITs with a balance of $13,789,400 at September 30, 2005. The Company invests in REIT securities on margin from time to time when the Company can achieve an adequate yield spread and when suitable acquisitions of real property cannot be found. At September 30, 2005, the Company's portfolio consisted of 78% preferred stocks, 19% common stocks and 3% debentures. The Company's weighed-average yield on the securities portfolio was approximately 7.5% at September 30, 2005. The REIT securities portfolio provides the Company with liquidity and additional income until suitable acquisitions of real property are found.

The Company's revenue primarily consists of rent and occupancy charges from the ownership of industrial rental property. Revenues also include interest and dividend income, gain (loss) on securities transactions and income from an equity investment. Net rental income increased 12% for the year ended September 30, 2005 as compared to the year ended September 30, 2004. Net income increased 18% for the year ended September 30, 2005 as compared to the year ended September 30, 2004. The increase in net rental income and net income was due mainly to property acquisitions and gain on dissolution of equity investment, partially offset by an increase in total expenses, interest expense and a decrease in interest and dividend income and gains on securities transactions, net.

See PART I, Item 1 – Business and Item 1A – Risk Factors for a more complete discussion of the economic and industry-wide factors relevant to the Company and the opportunities and challenges, and risks on which the Company is focused.

Significant Accounting Policies and Estimates

The discussion and analysis of the Company's financial condition and results of operation are based upon the Company's consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the Company's consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Significant accounting policies are defined as those that involve significant judgment and potentially could result in materially different results under different assumptions and conditions. Management believes the following significant accounting policies are affected by our more significant judgments and estimates used in the preparation of the Company's consolidated financial statements. For a detailed description of these and other accounting policies, see Note No. 1 in the Notes to the Company's Consolidated Financial Statements included in this Form 10-K.

Real Estate Investments

The Company applies Financial Accounting Standards Board Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", (Statement 144) to measure impairment in real estate investments. Rental properties are individually evaluated for impairment when conditions exist which may indicate that it is probable that the sum of expected future cash flows (on an undiscounted basis without interest) from a rental property is less than its historical net cost basis. These expected future cash flows consider factors such as future operating income, trends and prospects as well as the effects of leasing demand, competition and other factors. Upon determination that a permanent impairment has occurred, rental properties are reduced to their fair value. For properties to be disposed of, an impairment loss is recognized when the fair value of the property, less the estimated cost to sell, is less than the carrying amount of the property measured at the time there is a commitment to sell the property and/or it is actively being marketed for sale. A property to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Subsequent to the date that a property is held for disposition, depreciation expense is not recorded.

Upon acquisition of a property, the Company allocates the purchase price of the property based upon the fair value of the assets acquired, which generally consist of land, buildings, leasing commissions and intangible assets, including in-place leases and above and below market leases. The Company allocates the purchase price to the fair value of the tangible assets of an acquired property determined by third party appraisal of the property obtained in conjunction with the purchase. Acquired above and below market leases are valued based on the present value of the difference between prevailing market rates and the in-place rates over the remaining lease term.

The purchase price is further allocated to in-place lease values based on management's evaluation of the specific characteristics of each tenant's lease and the Company's overall relationship with the respective tenant. Acquired above and below market leases are amortized over the remaining non-cancelable terms of the respective leases. The value of in-place lease intangibles is amortized to expense over the remaining lease term. If a tenant terminates its lease early, the unamortized portion of the tenant improvements, leasing commissions above and below market leases and the in-place lease value is immediately charged to expense.

Securities Available for Sale

Investments in non-real estate assets consist primarily of marketable securities. Management individually reviews and evaluates our marketable securities for impairment on an annual basis, or when events or circumstances occur. Management considers, among other things, credit aspects of the issuer, amount of decline in fair value over cost and length of time in a continuous loss position. If a decline in fair value is determined to be other than temporary, an impairment charge is recognized in earnings and the cost basis of the individual security shall be written down to fair value as the new cost basis.

The Company classifies its securities among three categories: Held-to-maturity, trading and available-for-sale. The Company's securities at September 30, 2005 and 2004 are all classified as available-for-sale and are carried at fair value based on quoted market prices. Gains or losses on the sale of securities are calculated based on the average cost method and are accounted for on a trade date basis. Unrealized holding gains and losses are excluded from earnings and reported as a separate component of Shareholders' Equity until realized.

Estimates and Revenue Recognition

Estimates are used to establish amounts receivable and revenue from tenants for such things as annualized rents, real estate taxes and other cost recoveries. In addition, an estimate is made with respect to whether a provision for allowance for doubtful accounts receivable is necessary. The allowance for doubtful accounts reflects management's estimate of the amounts of the recorded accounts receivable at the balance sheet date that will not be realized from cash receipts in subsequent periods. If cash receipts in subsequent periods vary from our estimates, or if the Company's tenants' financial condition deteriorates as a result of operating difficulties, additional changes to the allowance may be required.

Results of Operation

The Company's activities primarily generate rental income. The Company's weighted-average lease expiration was 5.5 years at September 30, 2005 and its average rent per square foot for fiscal 2005 was $4.73. At September 30, 2005, the Company's percentage of square footage leased was 95% and its occupancy was 86%. All properties were 100% occupied at September 30, 2005 except for the following:

Property	Occupancy
Monaca, PA	56%
Jackson, MS	vacant
Wichita, KS	Vacant
St. Joseph, MO	vacant but tenant honors existing lease through 2014

Net rental income, defined as rental and occupancy charges reduced by direct operating expenses, interest and depreciation, was $7,392,404, $6,595,407 and $5,888,135 for fiscal years 2005, 2004 and 2003, respectively. (See Summary of Operations by Property on page 18).

Net rental income increased $796,997 in 2005 as compared to 2004. The increase is due mainly to the addition of the net rental income related to the acquisitions of industrial buildings made during 2005 in Denver, Colorado, Augusta, Georgia, Huntsville, Alabama, and two in Hanahan, South Carolina. The increase is also due to a full year of ownership of the Tampa, Florida property. Partially offsetting the increase is decreases in net rental income from the Jackson, Mississippi and Wichita, Kansas properties which went vacant during 2005. In addition, the net rental income decreased on the Greensboro, North Carolina property due to a decrease in the rental rate on the 2-year lease extension.

Net rental income increased $707,272 in 2004 as compared to 2003. The increase is due mainly to the addition of the net rental income related to the Tampa, Florida property, the full year of ownership of the properties purchased in 2003 and increased rent from the expansion of the Union Twp, Ohio property. The increase is also due to decreased interest expense on the Wichita, Kansas, and St. Joseph, Missouri properties due to loan payoffs in 2004. The increase was partially offset by decreased rent at the Greensboro, North Carolina property due to a 2-year lease extension at a decreased rental rate and an increase in depreciation on the Tolleson, Arizona property due to a full year of ownership.

The Company generated net investment income from its investment in Hollister '97 LLC and from its investments in securities available for sale. Net investment and other income (which includes interest and dividend income, realized gains (losses) on securities available for sale, net reduced by margin loan interest expense) was $3,821,837, $3,104,554 and $2,204,780 for fiscal years 2005, 2004 and 2003, respectively. (See Summary of Operations By Property on page 18).

Net investment and other income increased $717,283 in 2005 as compared to 2004 due primarily to the gain on the dissolution of the investment in Hollister '97 LLC (the LLC). During 2005, the LLC sold the Hollister Corporate Park. The Company simultaneously withdrew from the LLC. Upon withdrawal, the Company received $2,169,578 resulting in a gain of $1,269,179. Partially offsetting the increase are decreases in gain on securities transactions, net and decreases in dividend and interest income. These securities available for sale had an average dividend yield of approximately 7.5%, 7.6% and 8.6% during 2005, 2004 and 2003, respectively. The securities available for sale portfolio decreased from $23,084,270 at September 30, 2004 to $13,789,400 at September 30, 2005. Gain on securities transactions, net amounted to $1,541,952, $1,714,395 and $1,018,862 for 2005, 2004, and 2003, respectively. Net investment and other income increased $899,774 in 2004 as compared to 2003 due primarily to an increase in interest and dividend income and an increase in the gain on securities transactions, net.

Real estate taxes were $3,637,803, $3,024,887 and $2,723,815 for fiscal years 2005, 2004 and 2003, respectively. Real estate taxes increased $612,916 in 2005 as compared to 2004 and increased $301,072 in 2004 as compared to 2003 due mainly to the property acquisitions. The industrial properties acquired in 2005 and 2004 are subject to net leases which require the tenants to absorb the real estate taxes as well as insurance and the majority of the repairs and maintenance. As such, the Company is reimbursed by the tenants for these real estate taxes.

General and Administrative expenses which includes professional fees, office and general and directors' fees were $2,167,419, $2,027,326, and $1,972,572. (See page 18).

Professional fees were $76,970, $90,851 and $278,823 for fiscal years 2005, 2004 and 2003, respectively. Professional fees decreased $13,881 in 2005 as compared to 2004 and decreased $187,972 in 2004 as compared to 2003. The decrease in 2005 as compared to 2004 is due to a decrease in legal fees. Legal fees relate mainly to general corporate matters. The decrease from 2004 to 2003 is due mainly to legal fees incurred in 2003 relating to the reincorporation of the Company from Delaware to Maryland and the related shareholder lawsuit which was settled in fiscal 2003.

Office and general expenses were $1,900,799, $1,726,878 and $1,517,624 for fiscal years 2005, 2004 and 2003, respectively. Office and general expenses increased $173,921 in 2005 as compare to 2004 and increased $209,254 in 2004 as compared to 2003. The increase in 2005 as compared to 2004 relates mainly to increases in personnel costs, audit and accounting fees, and franchise taxes as the Company entered new states (Denver, South Carolina, Georgia, Alabama). The increase in 2004 as compared to 2003 relates mainly to increases in personnel costs due to additional employees and increases in franchise taxes as the Company enters new states (Arizona and Kansas in 2003). The Company has been active in acquisitions and is expanding its operations. Total assets increased from approximately $119,000,000 as of September 30, 2001 to approximately $218,000,000 as of September 30, 2005.

Interest expense was $8,001,956, $6,979,007 and $6,906,078 for fiscal years 2005, 2004 and 2003, respectively. Interest expense increased $1,022,949 in 2005 as compared to 2004 and increased $72,929 in 2004 as compared to 2003. The increases are primarily due to the mortgages related to the acquisitions of five industrial properties in 2005 and one industrial property in 2004.

Off-Balance Sheet Arrangements and Contractual Obligations

The Company has not executed any off-balance sheet arrangements.

The following is a summary of the Company's contractual obligations as of September 30, 2005:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Mortgage Notes Payable	$111,968,518	$8,980,972	$14,044,373	$15,699,436	$73,243,737
Retirement Benefits	590,384	-0-	-0-	-0-	590,384
Purchase of Property	14,200,000	14,200,000	-0-	-0-	-0-
Total	$126,758,902	$23,180,972	$14,044,373	$15,699,436	$73,834,121

Mortgage notes payable represents the principal amounts outstanding by scheduled maturity. The interest rates on these mortgages are fixed rates ranging from 5.50% to 8.50%. The above table does not include the Company's obligation under its line of credit and margin loan as described in Note No. 8 of the Notes to Consolidated Financial Statements.

Retirement benefits represent post-retirement benefits that are not funded and therefore will be paid from the assets of the Company.

Purchase of property represents the purchase price of two industrial buildings, in Richfield, Ohio and Colorado Springs, Colorado. These purchases are anticipated to close in the first quarter of fiscal year 2006.

Liquidity and Capital Resources

The Company operates as a real estate investment trust deriving its income primarily from real estate rental operations. At September 30, 2005, the Company's shareholders' equity increased to $102,560,241 from $92,907,840 at September 30, 2004, principally due to proceeds from the dividend reinvestment and stock purchase plan partially offset by dividends paid and decreases in unrealized gains on securities available for sale. See further discussion below.

The Company's ability to generate cash adequate to meet its needs is dependent primarily on income from its real estate investments and securities portfolio, the sale of real estate investments and securities, refinancing of mortgage debt, leveraging of real estate investments, availability of bank borrowings, proceeds from the Dividend Reinvestment and Stock Purchase Plan (DRIP), proceeds from private placements, and access to the capital markets. Purchases of new properties, payments of expenses related to real estate operations, capital improvements programs, debt service, management and professional fees, and dividend requirements place demands on the Company's liquidity.

The Company intends to operate its existing properties from the cash flows generated by the properties. However, the Company's expenses are affected by various factors, including inflation. Increases in operating expenses raise the breakeven point for a property and, to the extent that they cannot be passed on through higher rents, reduce the amount of available cash flow which can adversely affect the market value of the property.

Management does not see an indication that material factors are present that may negatively impact cash flows. The Company is not aware of adverse trends, demands, commitments, events or uncertainties that are reasonably likely to have an impact on the Company's liquidity. The Company owns securities available for sale of $13,789,400 at September 30, 2005. At September 30, 2005, the Company owned thirty-nine properties of which 10 have no mortgages. These marketable securities and non-mortgaged properties provide the Company with additional liquidity. The Company has been raising capital through its DRIP and private placements and investing in net leased industrial properties. The Company believes that funds generated from operations and the DRIP, the funds available on the line of credit, together with the ability to finance and refinance its properties and sell marketable securities will provide sufficient funds to adequately meet its obligations over the next several years.

The Company's focus is on real estate investments. During the past eleven years, the Company purchased thirty-seven net-leased warehouse facilities at an aggregate cost of approximately $215,044,000. The Company financed these purchases primarily through mortgages on its acquisitions. The Company also has a secured $15,000,000 line of credit of which $15,000,000 was available at September 30, 2005. Interest is at the bank's floating prime (6.25% at September 30, 2005) and is due monthly. The line expires in May, 2006.

During 2005, the Company made acquisitions of five industrial properties, totaling approximately $31,200,000. The Company expects to make additional real estate investments from time to time. In fiscal 2006, the Company plans to acquire approximately $30,000,000 of net-leased industrial properties. The funds for these acquisitions may come from the Company's available line of credit, other bank borrowings and proceeds from the Dividend Reinvestment and Stock Purchase Plan or private placements. To the extent that funds or appropriate properties are not available, fewer acquisitions will be made.

The Company also invests in debt and equity securities of other REITs as a proxy for real estate when suitable acquisitions are not available, for liquidity, and for additional income. The Company from time to time may purchase these securities on margin when there is an adequate yield spread. During fiscal 2005, the Company's securities portfolio decreased by $9,294,870 primarily due to sales of securities with a cost of $10,348,826 and a decrease in the unrealized gain of $1,236,407, partially offset by purchases of $2,290,363.

Cash flows provided from operating activities were $11,429,276, $10,385,410 and $9,725,898 for fiscal year 2005, 2004 and 2003, respectively. Cash flows provided from operating activities increased in 2005 as compared to 2004 and in 2004 as compared to 2003 due mainly to expanded operations.

Cash flows used in investing activities were $19,643,014, $15,215,218 and $35,417,062 for fiscal year 2005, 2004 and 2003, respectively. Cash flows used in investing activities increased in 2005 as compared to 2004 due mainly to the purchase of real estate. Cash flows used in investing activities decreased in 2004 as compared to 2003 due mainly to the decreases in securities purchases, capital improvements and acquisitions.

Cash flows provided from financing activities were $13,211,667, $4,684,267, and $26,068,148 for fiscal year 2005, 2004 and 2003, respectively. Cash flows from financing activities increased in 2005 as compared to 2004. The increase was due mainly to increased net proceeds from mortgages and loans related to the 2005 acquisitions. Cash flows from financing activities decreased in 2004 as compared to 2003 due mainly to decreased proceeds from mortgages, an increase in payments on loans, and a decrease in issuance of common stock through private placements. The Company issued $4,050,000 and $8,324,901 during 2004 and 2003, respectively, of common stock through private placements.

At September 30, 2005, the Company had total liabilities of $115,281,161 and total assets of $217,841,402. The Company believes that it has the ability to meet its obligations and to generate funds for new investments.

During 2005, the Company paid $10,456,862 as a dividend of $0.58 per share. Of the $10,456,862 in dividends paid, $3,957,120 was reinvested in the DRIP. On October 3, 2005, the Company increased its annual dividend to $0.60 per share. Management anticipates maintaining the annual dividend rate of $0.60 per share although no assurances can be given since various economic factors can reduce the amount of cash flow available to the Company for dividends.

The Company has a DRIP, in which participants purchase stock from the Company at a price at approximately 95% of market. During 2005, a total of $11,452,176 in additional capital was raised through the DRIP. It is anticipated, although no assurances can be given, that a comparable level of participation will continue in the DRIP in fiscal 2006. Therefore, the Company anticipates that the DRIP will result in further increased liquidity and capital resources in fiscal 2006.

During the year ended September 30, 2005, five directors exercised their stock options and purchased 108,000 shares for a total of $741,315. During the year ended September 30, 2004, four directors and employees exercised their stock options and purchased 131,500 shares for a total of $830,705. During the year ended September 30, 2003, two directors exercised their stock options and purchased 9,500 shares for a total of $52,875.

During the year ended September 30, 2002, nine officers, directors and key employees exercised their stock options and purchased 255,000 shares for a total of $1,617,488. Of this amount, 225,000 shares, for a total of $1,617,488, were exercised through the issuance of notes receivable from officers. These notes receivable are at an interest rate of 5%, mature on

April 30, 2012 and are collateralized by the underlying common shares. As of September 30, 2005, the balance of these notes receivable was $1,201,563.

New Accounting Pronouncements

On April 14, 2005 the Securities and Exchange Commission amended the compliance dates for the Financial Accounting Standard Board's (FASB) Statement of Financial Accounting Standards No. 123 (revision 2004), Share-Based Payment (Statement No. 123R). The Commission's new rule allows companies to implement Statement No. 123R at the beginning of the next fiscal year, instead of the next reporting period, that begins after June 15, 2005, or December 15, 2005 for small business issuers. The Commission's new rule does not change the accounting required by Statement No. 123R; it changes only the dates for compliance with the standard. The Company has evaluated the impact of implementation of Statement No. 123R and does not believe that it will be material.

In May of 2005, the FASB issued Statement of Financial Accounting Standard No. 154, Accounting Changes and Error Correction (Statement No. 154). This standard is a replacement of Accounting Policy Board Opinion No. 20 and FASB Standard No. 3. Under the new standard, any voluntary changes in accounting principles should be adopted via a retrospective application of the accounting principle in the financial statements presented in addition to obtaining an opinion from the auditors that the new principle is preferred. In addition, adoption of a change in accounting principle required by the issuance of a new accounting standard would also require retroactive restatement, unless the new standard includes explicit transition guidelines. This new standard is effective for fiscal years beginning after December 14, 2005. The Company has evaluated the impact of implementation of Statement No. 154 and does not believe that it will be material.

In June 2005, the FASB issued Emerging Issues Task Force (EITF) No. 04-05, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When Limited Partners Have Certain Rights. EITF No. 04-05 replaces counterpart requirements in SOP 78-9, which provides guidance on accounting for investments in real estate ventures and limited partnerships. Under EITF No. 04-05, the general partner's control of a venture would be overcome if the limited partners have either "kick-out rights" (the right to dissolve or liquidate the venture or otherwise remove the general partner "without cause") or "participating rights" (the right to effectively participate in significant decisions made in the ordinary course of the ventures business. The adoption of EITF 04-05 has not had a material effect on the consolidated financial statements.

Safe Harbor Statement

This Form 10-K contains various "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, and the Company intends that such forward-looking statements be subject to the safe harbors created thereby. The words "may", "will", "expect", "believe", "anticipate", "should", "estimate", and similar expressions identify forward-looking statements. The forward-looking statements reflect the Company's current views with respect to future events and finance performance, but are based upon current assumptions regarding the Company's operations, future results and prospects, and are subject to many uncertainties and factors relating to the Company's operations and business environment which may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements.

Such factors include, but are not limited to, the following: (i) changes in the general economic climate; (ii) increased competition in the geographic areas in which the Company operates; (iii) changes in government laws and regulations; and (iv) the ability of the Company to continue to identify, negotiate and acquire properties on terms favorable to the Company. The Company undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

ITEM 7A – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to interest rate changes primarily as a result of its line of credit and long-term debt used to maintain liquidity and fund capital expenditures and acquisitions of the Company's real estate investment portfolio. The Company's interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives, the Company borrows primarily at fixed rates.

The following table sets forth information as of September 30, 2005, concerning the Company's debt obligations, including principal cash flow by scheduled maturity, weighted average interest rates and estimated fair value:

Long –Term Debt: Fixed Rate	Fiscal	Carrying Value	Average Interest Rate	Fair Value
	2006	$ 2,525,902	7.80%	
	2007	-0-	-0-	
	2008	843,164	8.50%	
	2009	-0-	-0-	
	2010	-0-	-0-	
	Thereafter	108,599,452	6.87%	
	Total	$ 111,968,518	6.90%	$ 117,516,330

The Company also has a variable rate line of credit maturing in May, 2006. The Company has $15,000,000 available on this line. There was no balance outstanding at September 30, 2005. The interest is at the bank's floating prime rate and is due monthly. The interest rate was 6.25% at September 30, 2005.

Additionally, the Company has the ability to make margin loans, secured by its marketable securities. There was no balance outstanding at September 30, 2005. The interest rate on these loans was 5.25% at September 30, 2005.

The Company also invests in both debt and equity securities of other REITs and is primarily exposed to equity price risk from adverse changes in market rates and conditions. All securities are classified as available for sale and are carried at fair value.

ITEM 8 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data listed in Part IV, Item 15 (a) (1) are incorporated herein by reference and filed as part of this report.

The following is the Unaudited Selected Quarterly Financial Data:

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
THREE MONTHS ENDED

FISCAL 2005	12/31/04	3/31/05	6/30/05	9/30/05
Rental and Occupancy Charges	$5,725,797	$6,189,649	$6,325,913	$6,270,518
Total Expenses	2,635,728	3,070,896	3,028,585	3,146,846
Other Income (Expense) (1)	(869,355)	(1,185,580)	(208,905)	(1,319,160)
Net Income	2,220,714	1,933,173	3,088,423	1,804,512
Net Income per Share	.13	.11	.17	.09

FISCAL 2004	12/31/03	3/31/04	6/30/04	9/30/04
Rental and Occupancy Charges	$5,047,924	$5,317,297	$5,453,966	$5,510,313
Total Expenses	2,410,910	2,665,121	2,477,926	2,749,403
Other Income (Expense) (1)	117,869	(565,644)	(1,187,292)	(1,718,438)
Net Income	2,754,883	2,086,532	1,788,748	1,042,472
Net Income per Share	.18	.13	.11	.05

(1) Fluctuations are due to level of gains on securities transactions recognized in the respective quarters.

ITEM 9 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On July 1, 2005, Monmouth Real Estate Investment Corporation (the Company) dismissed KPMG LLP as the Company's independent registered public accounting firm. The decision to change accountants was approved by the Audit Committee of the Board of Directors of the Company.

The audit reports of KPMG LLP on the consolidated financial statements of the Company and subsidiary as of and for the years ended September 30, 2004 and 2003 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audits of the two fiscal years ended September 30, 2004, and the subsequent interim period through July 1, 2005, there were no (1) disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events.

The Company provided KPMG LLP with a copy of the disclosure contained in Form 8-K filed on July 7, 2005 and requested that KPMG furnish it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements.

Effective as of July 1, 2005, the Company engaged the Reznick Group, P.C. as the Company's new independent registered public accounting firm to audit the Company's consolidated financial statements. The decision to engage the Reznick Group, P.C. was approved by the Audit Committee of the Board of Directors as of such date.

ITEM 9A - CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

The Company maintains controls and procedures designed to ensure that it is able to collect the information that is required to be disclosed in the reports it files with the SEC, and to process, summarize and disclose this information within the time period specified by the rules of the SEC. The Company's Chief Executive Officer and the Chief Financial Officer are responsible for establishing, maintaining and enhancing these controls and procedures. Based on their evaluation of the Company's disclosure controls and procedures as of September 30, 2005, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

(b) Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance regarding the reliability of financial statement preparation and presentation.

Management assessed the Company's internal control over financial reporting as of September 30, 2005. This assessment was based on criteria for effective internal control over financial reporting established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as of September 30, 2005.

Reznick Group, P.C., the Company's independent registered public accounting firm, has issued their report on their audit of management's assessment of the Company's internal control over financial reporting, a copy of which is included herein.

(c) Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Monmouth Real Estate Investment Corporation:

We have audited management's assessment, included in the accompanying 10-K that Monmouth Real Estate Investment Corporation and subsidiaries (the Company) maintained effective internal control over financial reporting as of September 30, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Monmouth Real Estate Investment Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Monmouth Real Estate Investment Corporation maintained effective internal control over financial reporting as of September 30, 2005, is fairly stated, in all material respects, based on criteria established in *Internal Controls – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, Monmouth Real Estate Investment Corporation maintained in all material respects, effective internal control over financial reporting as of September 30, 2005, based on the criteria established in *Internal Control – Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows of Monmouth Real Estate Investment Corporation, and our report dated December 5, 2005 expressed an unqualified opinion.

/s/ Reznick Group, P.C.

Baltimore, Maryland

December 5, 2005

ITEM 9B – OTHER INFORMATION

None

ITEM 10 - DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The following are the Directors and Executive Officers of the Company as of September 30, 2005:

Name	Age	Present Position with the Company; Business Experience During Past Five Years; Other Directorships	Director Since
Anna T. Chew	47	Chief Financial Officer (1991 to present) Certified Public Accountant. Director (1991-2004). Vice President (1995 to present) and Director (1994 to present) of United Mobile Homes, Inc., an affiliated company. Chief Financial Officer (1991 to present of Monmouth Capital Corporation, an affiliated company.	N/A
Daniel D. Cronheim	51	Director. Attorney at Law (1982 to present); Executive Vice President (1989 to present) and General Counsel (1983 to present) of David Cronheim Company. President (1997 to present) of David Cronheim Mortgage Company; President (2000 to present) of Cronheim Management Services, Inc. and Director (2000 to present) of Hilltop Community Bank.	1989
Neal Herstik	46	Attorney at Law, Gross, Truss & Herstik, PC (1997 to present); Director of Monmouth Capital Corporation (2002 to present); First Vice President, Marlboro Community Players, Inc., a non-profit corporation (2000 to 2002); Co-founder and former President, Manalapan-Englishtown Education Foundation, Inc., a non-profit corporation (1995 to 2001).	2004
Matthew I. Hirsch	46	Director. Attorney at law (1985 to present); Adjunct Professor of Law (1993 to present) Widener University School of Law.	2000

Name	Age	Present Position with the Company; Business Experience During Past Five Years; Other Directorships	Director Since
Eugene W. Landy	71	President (1968 to present) and Director. Attorney at Law; President and Director (1961 to present) of Monmouth Capital Corporation, an affiliated company; Chairman of the Board (1995 to present), President (1969 to present) of United Mobile Homes, Inc., an affiliated company.	1968
Michael P. Landy	43	Vice President - Investments. Executive Vice President (2001 to present) of Monmouth Capital Corporation, an affiliated company; Vice President – Investments (2001 to present) of United Mobile Homes, Inc., an affiliated company, President (1998 to 2001) of Siam Records, LLC; Chief Engineer and Technical Director (1987 to 1998) of GRP Recording Company.	N/A
Samuel A. Landy	45	Director. Attorney at Law (1985 to present); President (1995 to present), Vice President (1991 to 1995) and Director (1992 to present) of United Mobile Homes, Inc., an affiliated company; Director (1994 to 2004) of Monmouth Capital Corporation, an affiliated company.	1989
Cynthia J. Morgenstern	36	Executive Vice President and Director. Vice President (1996 to 2001) Summit Bank, Commercial Real Estate Division.	2002
Scott L. Robinson	35	Director. Associate Director of Standard & Poor's, a global credit rating agency (1998 to present), evaluating mortgage-backed securities and REITs. Adjunct Professor at New York University, The Real Estate Institute (2003 to present).	2005

Name	Age	Present Position with the Company; Business Experience During Past Five Years; Other Directorships	Director Since
Maureen E. Vecere	36	Controller (2003 to present) and Treasurer (2004 to present). Certified Public Accountant; Audit Manager (1996-2003), KPMG LLP. Controller (2003 to present) and Treasurer (2004 to present) of Monmouth Capital Corporation, an affiliated company.	N/A
Peter J. Weidhorn	58	Director. Investor; Director (2000–2003) of real estate acquisitions at Kushner Companies; Chairman of the Board, President/CEO (1998-2000) WNY Group, Inc. a real estate investment trust that owned and operated 8,000 apartments prior to its sale to the Kushner Companies; Director BNP Residential Properties, Inc. (2001 to present) Director of The Community Development Trust, Inc. (2003 to present); Vice Chairman and Trustee of the Union for Reform Judaism.	2001
Stephen B. Wolgin	51	Director. Principal of U.S. Real Estate Advisors, Inc. (2000 to present), a real estate advisory services group based in New York; Principal of the Wolgin Group (2000-2003); prior affiliations with J.P. Morgan, Odyssey Associates, The Prudential Realty Group, Standard & Poor's Corporation, and Grubb and Ellis.	2003

Family Relationships

There are no family relationships between any of the Directors or executive officers, except that Samuel A. Landy and Michael P. Landy are the sons of Eugene W. Landy, the President and a Director of the Company.

Audit Committee

The Company has a separately-designated standing audit committee established in accordance with section 3 (a)(58)(A) of the Exchange Act (15 U.S.C. 78c(a)(58)(A)). The members of the audit committee are Peter J. Weidhorn (Chairman), Matthew I. Hirsch, and Stephen B. Wolgin. The Company's Board of Directors has determined that Peter J. Weidhorn is a financial expert.

Delinquent Filers

There have been no delinquent filers pursuant to Item 405 of regulation S-K, to the best of management's knowledge.

Code of Ethics

The Company has adopted the Code of Business Conduct and Ethics (the Code of Ethics). The Code of Ethics can be found at the Company's website at www.mreic.com, as well as filed with the Securities Exchange Commission on December 14, 2004 with the Company's September 30, 2004 Form 10-K.

ITEM 11 - EXECUTIVE COMPENSATION

Summary Compensation Table

The following Summary Compensation Table shows compensation paid or accrued by the Company for services rendered during 2005, 2004, and 2003 to the President and Chief Executive Officer and Executive Vice President. There were no other executive officers whose aggregate cash compensation allocated to the Company exceeded $100,000:

		Annual Compensation			
Name and Principal Position	Fiscal Year	Salary	Bonus	Options Granted	Other
Eugene W. Landy	2005	175,000	15,000	65,000	$78,590(1)
Chairman of the Board	2004	168,750	15,000	65,000	223,700(1)
and President	2003	150,000	30,000	65,000	94,000(1)
Cynthia J. Morgenstern	2005	172,000	15,038	50,000	33,876(2)
Executive Vice President	2004	156,250	12,654	50,000	27,749(2)
	2003	139,077	9,615	-0-	21,905(2)

(1) Represents Director's fees of $16,000, $16,000, and $17,500 for 2005, 2004 and 2003, respectively, paid to Mr. Landy; accrual for pension and other benefits of $45,090, $190,200, and $59,000 for 2005, 2004 and 2003, respectively, in accordance with Mr. Landy's employment contract; and legal fees of $17,500 for each of the years 2005, 2004 and 2003.

(2) Represents Director's fees, fringe benefits and discretionary contributions by the Company to the Company's 401(k) Plan allocated to an account of the named executive officer.

Stock Option Plan

The following table sets forth, for the executive officers named in the Summary Compensation Table, information regarding individual grants of stock options made during the year ended September 30, 2005:

Name	Options Granted	Percent Granted to Employees	Price Per Share	Expiration Date	Potential Realized Value at Assumed Annual Rates for Option Terms 5%	10%
Eugene W. Landy	65,000	27%	$8.28	8/10/2013	$257,000	$615,500
Cynthia J. Morgenstern	50,000	20%	$8.28	8/10/2013	$197,700	$473,400

The following table sets forth for the executive officers named in the Summary Compensation Table, information regarding stock options outstanding at September 30, 2005:

Name	Shares Exercised	Value Realized	Number of Unexercised Options at Year-End Exercisable/Unexercisable	Value of Unexercised Options At Year-End Exercisable/ Unexercisable
Eugene W. Landy	65,000	$98,475	195,000/65,000	$172,250/-0-
Cynthia Morgenstern	-0-	-0-	50,000/50,000	$39,000/-0-

Employment Agreements

On January 1, 2004, Eugene W. Landy's Employment Agreement with the Company was amended to extend for five years to December 31, 2009. Mr. Landy's amended Employment Agreement provides for (1) an increase in his annual base compensation from $150,000 to $175,000; (2) an increase in his severance payment from $300,000 payable $100,000 a year for three years to $500,000 payable $100,000 a year for five years; and (3) an increase from $40,000 a year to $50,000 a year of his pension benefits; and (4) an extension of three years of his pension payments commencing January 1, 2004. Mr. Landy receives bonuses and customary fringe benefits, including health insurance and five weeks vacation. Additionally, there will be bonuses voted by the Board of Directors. The Employment Agreement is terminable by either party at any time subject to certain notice requirements.

Effective January 15, 2004, the Company and Cynthia J. Morgenstern entered into a three-year employment agreement under which Ms. Morgenstern receives an annual base salary of $160,000, increasing to $176,000 in 2005 and to $194,000 in 2006, plus bonuses and customary fringe benefits, including health insurance, four weeks vacation and the use of an automobile. If there is a voluntary or involuntary termination of employment, due to merger or change in control, Ms. Morgenstern, shall be entitled to receive one year's compensation at the date of termination. In the event of her disability, her salary will continue for a period of two years. The agreement was amended on September 16, 2004 to purchase disability insurance for Ms. Morgenstern. In the event of a disability exceeding 90 days Ms. Morgenstern will receive lost wages from the disability policy, not her salary for two years.

Other Information

The Directors receive a fee of $1,500 for each Board Meeting attended, and an additional fixed annual fee of $10,000 payable quarterly. Directors appointed to house committees receive $150 for each meeting attended. Those specific committees are Nominating Committee, Compensation Committee, Audit Committee and Stock Option Committee.

Except as provided in the specific agreements described above, the Company has no pension or other post-retirement plans in effect for Officers, Directors or employees and, at present, has no intention of instituting such plans.

Daniel D. Cronheim is a Director of the Company and Executive Vice President of David Cronheim Company (Cronheim). The David Cronheim Company received $54,581 $132,185 and $14,377 in lease commissions in 2005, 2004 and 2003, respectively, and the David Cronheim Mortgage Corporation received $60,200, $-0-, and $-0- in mortgage brokerage commissions in 2005, 2004 and 2003, respectively. Cronheim Management Services (CMS), a division of Cronheim, received the sum of $334,505, $299,392 and $258,626 in 2005, 2004 and 2003, respectively for management fees. During 2005, the Company entered into a new management contract with CMS, which did not materially alter the contract in place since 1998 (the 1998 contract). Under the 1998 contract, CMS received 3% of gross rental income on certain properties for management fees. CMS provides sub-agents as regional managers for the Company's properties and compensates them out of this management fee. Management believes that the aforesaid fees are no more than what the Company would pay for comparable services elsewhere.

Report of Board of Directors on Executive Compensation

Overview and Philosophy

The Company has a Compensation Committee consisting of two independent outside Directors. This Committee is responsible for making recommendations to the Board of Directors concerning compensation. The Compensation Committee takes into consideration three major factors in setting compensation.

The first consideration is the overall performance of the Company. The Board believes that the financial interests of the executive officers should be aligned with the success of the Company and the financial interests of its shareholders. Increases in funds from operations, the enhancement of the Company's equity portfolio, and the success of the Dividend Reinvestment and Stock Purchase Plan all contribute to increases in stock prices, thereby maximizing shareholders' return.

The second consideration is the individual achievements made by each officer. The Company is a small real estate investment trust (REIT). The Board of Directors is aware of the contributions made by each officer and makes an evaluation of individual performance based on their own familiarity with the officer.

The final criterion in setting compensation is comparable wages in the industry. In this regard, the REIT industry maintains excellent statistics.

Evaluation

The Company's funds from operations continue to increase. The Committee reviewed the growth of the Company and progress made by Eugene W. Landy, Chief Executive Officer and whether his accomplishments met the bonus goals outlined in his employment contract. His base compensation under his amended contract was increased in 2004 to $175,000 per year, and his bonus for 2005 was $15,000.

Compensation Committee:
Matthew I. Hirsch
Stephen P. Wolgin

Comparative Stock Performance

The following line graph compares the total return of the Company's common stock for the last five fiscal years to the NAREIT All REIT Total Return Index, published by the National Association of Real Estate Investment Trusts (NAREIT), and the S&P 500 Index for the same period. The total return reflects stock price appreciation and dividend reinvestment for all three comparative indices. The information herein has been obtained from sources believed to be reliable, but neither its accuracy nor its completeness is guaranteed.



Dollars
300
250
200
150
100
50
0
100
137
169
212
233
246
114
125
158
198
73
58
73
83
93
2000
2001
2002
2003
2004
2005
Year ended September 30
Monmouth Real Estate Investment Corp
NAREIT Composite
S&P 500

ITEM 12 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table lists information with respect to the beneficial ownership of the Company's Common Stock (the Shares) as of September 30, 2005 by:

- each person known by the Company to beneficially own more than five percent of the Company's outstanding Shares;
- the Company's directors;
- the Company's executive officers; and
- all of the Company's executive officers and directors as a group.

Unless otherwise indicated, the person or persons named below have sole voting and investment power and that person's address is c/o Monmouth Real Estate Investment Corporation, Juniper Business Plaza, 3499 Route 9 North, Suite 3-C, Freehold, New Jersey 07728. In determining the number and percentage of Shares beneficially owned by each person, Shares that may be acquired by that person under options exercisable within 60 days of September 30, 2005 are deemed beneficially owned by that person and are deemed outstanding for purposes of determining the total number of outstanding Shares for that person and are not deemed outstanding for that purpose for all other shareholders.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percentage of Shares Outstanding(2)
Oakland Financial Corporation 34200 Mound Road Sterling Heights, Michigan 48310	1,557,006	(4)	8.27%
Palisade Concentrated Equity Partnership, L.P. One Bridge Plaza Fort Lee, New Jersey 07024	1,505,662	(3)	7.99%
Teachers Advisors, Inc. 730 Third Avenue New York, NY 10017	656,000	(5)	3.48%
Anna T. Chew	150,785	(6)	*
Daniel D. Cronheim	67,026	(7)	*
Neal Herstik	5,200	(8)	*
Matthew I. Hirsch	46,976	(9)	*

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percentage of Shares Outstanding(2)
Eugene W. Landy	1,023,797	(10)	5.38%
Samuel A. Landy	246,989	(11)	1.31%
Michael P. Landy	81,473	(12)	*
Cynthia J. Morgenstern	107,699	(13)	*
Maureen E. Vecere	15,223	(14)	*
Peter J. Weidhorn	105,370		*
Stephen B. Wolgin	8,786	(15)	*
Directors and Officers as a group	1,859,324		9.66%

*Less than 1%.

(1) Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the Company believes that the persons named in the table have sole voting and investment power with respect to all Shares listed.

(2) Based on the number of Shares outstanding on September 30, 2005, which was 18,833,367 Shares.

(3) Based upon Form 13F dated November 14, 2005, filed with the SEC by Palisade Capital Management, LLC, which indicates that Palisade has sole voting and dispositive power with respect to 1,505,662 Shares.

(4) Based upon Schedule 13D dated June 10, 2005, from Oakland Financial Corporation ("Oakland"), Liberty Bell Agency, Inc. ("Liberty Bell"), and Cherokee Insurance Company ("Cherokee"), as of June 10, 2005, Oakland owns 91,759, Liberty Bell owns 597,542 and Cherokee owns 867,705. This filing with the SEC by Oakland indicates that Oakland shares voting and dispositive power with respect to those Shares with Liberty Bell and Cherokee, both of which are wholly-owned subsidiaries of Oakland. Matthew T. Moroun is the Chairman of the Board and controlling stockholder of Oakland, Liberty Bell and Cherokee.

(5) Based upon Schedule 13F dated October 12, 2005, filed with the SEC by Teachers Advisors, Inc., which indicates that Teachers has sole voting and dispositive power with respect to 656,000 Shares.

(6) Includes (a) 36,493 Shares owned jointly with Ms. Chew's husband; and (b) 14,292 Shares held in Ms. Chew's 401(k) Plan. As a co-trustee of the UMH 401(k), Ms. Chew has shared voting power over the Shares held by the UMH 401(k). She, however, disclaims beneficial ownership of all of the Shares held by the UMH 401(k), except for the 14,292 Shares held by the UMH 401(k) for her benefit. Includes 100,000 Shares issuable upon exercise of a Stock Option. Excludes 50,000 Shares issuable upon the exercise of a stock option, which stock option is not exercisable until August 10, 2006.

(7) Includes 15,000 Shares issuable upon exercise of a Stock Option.

(8) Includes 5,000 Shares issuable upon the exercise of a Stock Option.

(9) Includes 35,976 Shares owned jointly with Mr. Hirsch's wife and 11,000 Shares issuable upon exercise of a Stock Option.

(10) Includes (a) 95,351 Shares owned by Mr. Landy's wife; (b) 161,764 Shares held in the E.W. Landy Profit Sharing Plan of which Mr. Landy is a trustee and has shared voting and dispositive power; (c) 126,585 Shares held in the E.W. Landy Pension Plan over which Mr. Landy has shared voting and dispositive power; and (d) 60,000 Shares held in the Eugene W. and Gloria Landy Family Foundation, a charitable trust, over which Mr. Landy has shared voting and dispositive power. Includes 195,000 Shares issuable upon the exercise of stock options. Excludes 65,000 Shares issuable upon the exercise of a stock option, which stock option is not exercisable until August 10, 2006.

(11) Includes (a) 7,222 Shares owned by Mr. Landy's wife; (b) 83,172 Shares held in custodial accounts for Mr. Landy's minor children under the New Jersey Uniform Transfers to Minors Act with respect to which he disclaims any beneficial interest but he has sole dispositive and voting power; (c) 1,000 Shares in the Samuel Landy Family Limited Partnership; and (d) 34,456 Shares held in the UMH 401(k) Plan. As a co-trustee of the UMH 401(k), Mr. Landy has shared voting power over the Shares held by the UMH 401(k). He, however, disclaims beneficial ownership of all of the Shares held by the UMH 401(k), except for the 34,456 Shares held by the UMH 401(k) for his benefit. Includes 15,000 Shares issuable upon the exercise of stock options.

(12) Includes 1,012 Shares held in Mr. Landy's 401(k) Plan over which he has sole dispositive power. Includes (a) 9,295 Shares owned by Mr. Landy's wife; and (b) 61,550 Shares held in custodial accounts for Mr. Landy's minor children under the New Jersey Uniform Transfer to Minors Act in which he disclaims any beneficial interest but has power to vote. Excludes 25,000 Shares issuable upon the exercise of a Stock Option, which stock option is not exercisable until August 10, 2006.

(13) Includes 1,541 Shares held in Ms. Morgenstern's 401(k) plan over which she has sole dispositive power. Includes 50,000 Shares issuable upon the exercise of a Stock Option. Excludes 50,000 Shares issuable upon the exercise of a stock option, which stock option is not exercisable until August 10, 2006.

(14) Includes 163 Shares held in Ms. Vecere's 401(k) Plan over which she has sole dispositive power. Includes 15,000 Shares issuable upon the exercise of a Stock Option. Excludes 25,000 Shares issuable upon the exercise of a Stock Option, which stock option is not exercisable until August 10, 2006.

(15) Includes 900 Shares owned by Mr. Wolgin's wife.

There are no equity compensation plans other than the 1997 Stock Option Plan. See Note No. 10 in the Notes to the Consolidated Financial Statements for a description of that plan.

ITEM 13 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain relationships and related party transactions are incorporated herein by reference to Item 15 (a) (1) (IV) Note No. 12 of the Notes to the Consolidated Financial Statements - Related Party Transactions.

ITEM 14 - PRINCIPAL ACCOUNTING FEES AND SERVICES

KPMG LLP (KPMG) served as the Company's independent registered public accountants for the years ended September 30, 2004 and 2003 and the first two quarters of fiscal 2005. The following are the fees billed by KPMG in connection with services rendered:

	2005	2004
Audit Fees	$32,500	$59,000
Audit Related Fees	-0-	-0-
Tax Fees	-0-	39,000
All Other Fees	-0-	-0-
Total Fees	$32,500	$98,000

Reznick Group (Reznick) served as the Company's independent registered public accountants for the year ended September 30, 2005. The following are fees billed by and accrued to Reznick in connection with services rendered:

	2005	2004
Audit Fees	$130,000	$-0-
Audit Related Fees	-0-	-0-
Tax Fees	30,000	-0-
All Other Fees	-0-	-0-
Total Fees	$160,000	$-0-

Audit fees include professional services rendered for the audit of the Company's annual financial statements, management's assessment of internal controls, and reviews of financial statements included in the Company's quarterly reports on Form 10-Q. Audit fees also include services that are normally provided by the Company's independent auditors in connection with statutory and regulatory filings, such as consents and assistance with and review of documents filed with the Securities and Exchange Commission. This fiscal year was the first year the Company was subject to the Sarbanes – Oxley Act Section 404 concerning internal controls.

Tax fees include professional services rendered for the preparation of the Company's federal and state corporate tax returns and supporting schedules as may be required by the Internal Revenue Service and applicable state taxing authorities. Tax fees also include other work directly affecting or supporting the payment of taxes, including planning and research of various tax issues.

Audit Committee Pre-Approval Policy

The Audit Committee has adopted a policy for the pre-approval of audit and permitted non-audit services provided by the Company's principal independent accountants. The policy requires that all services provided by our independent registered public accountants to the Company, including audit services, audit-related services, tax services and other services, must be pre-approved by the Committee. The pre-approval requirements do not prohibit day-to-day normal tax consulting services, which matters will not exceed $10,000 in the aggregate.

The Audit Committee has determined that the provision of the non-audit services described above is compatible with maintaining KPMG and Reznick's independence.

PART IV

ITEM 15 - EXHIBITS, FINANCIAL STATEMENT SCHEDULES

All other schedules are omitted for the reason that they are not required, are not applicable, or the required information is set forth in the Consolidated Financial Statements or Notes hereto.

ITEM 15 - EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) (3) Exhibits

(2) Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession

(i) Reference is hereby made to the Agreement and Plan of Merger dated April 23, 1990 by and between Monmouth Real Estate Investment Trust and Monmouth Real Estate Investment Corporation filed with The Securities and Exchange Commission on April 3, 1990 on Form S-4 (Registration No. 33-34103).

(ii) Reference is hereby made to the Agreement and Plan of Merger dated March 24, 2003 by and between MREIC Maryland, Inc., a Maryland corporation ("Monmouth Maryland"), and Monmouth Real Estate Investment Corporation, a Delaware corporation ("Monmouth Delaware") filed with The Securities and Exchange Commission on April 7, 2003 in the 2002 proxy (Registration No. 000-04258).

(3) Articles of Incorporation and By-Laws

(i) Reference is hereby made to the Articles of Incorporation of MREIC Maryland, Inc. filed with The Securities and Exchange Commission on April 7, 2003 in the 2002 proxy (Registration No. 000-04258).

(ii) Reference is hereby made to the Bylaws of MREIC Maryland, Inc. filed with the Securities and Exchange Commission on April 7, 2003 in the 2002 proxy (Registration No. 000-04258).

(10) Material Contracts

(i) Employment Agreement with Mr. Eugene W. Landy dated December 9, 1994 is incorporated by reference to that filed with the Company's Form 10-K filed with The Securities and Exchange Commission on December 28, 1994.

(ii) Amendment to Employment agreement with Mr. Eugene W. Landy dated November 5, 2003 is incorporated by reference to that filed with the Securities Exchange Committee on April 1, 2004 in the 2004 proxy (Registration No. 000-04248).

(iii) Employment Agreement with Cynthia J. Morgenstern dated January 15, 2004, as amended September 16, 2004 is incorporated by reference to that filed with the Securities Exchange Commission on December 14, 2004 (Registration No. 000-04248).

(14) Reference is hereby made to the Code of Business Conduct and Ethics filed with the Securities Exchange Commission on December 14, 2004 with the 2004 Form 10-K (Registration No. 000-04258) .

ITEM 15 - EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(23.1) Consent of KPMG LLP.

(23.2) Consent of Reznick Group.

(31.1) Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(31.2) Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(32) Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(99) Audit Committee Charter

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Monmouth Real Estate Investment Corporation:

We have audited the accompanying consolidated balance sheet of Monmouth Real Estate Investment Corporation and subsidiaries as of September 30, 2005, and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for the year ended September 30, 2005. In connection with our audit of the consolidated financial statements, we also have audited the financial schedule of real estate and accumulated depreciation. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Monmouth Real Estate Investment Corporation and subsidiaries as of September 30, 2005 and the results of their operations and their cash flows for the year ended September 30, 2005, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Monmouth Real Estate Investment Corporation and subsidiaries' internal control over financial reporting as of September 30, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 5, 2005 expressed an unqualified opinion on management's assessment of, and an unqualified opinion on the effective operation of, internal control over financial reporting.

/s/ Reznick Group, P.C.

Baltimore, Maryland

December 5, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Monmouth Real Estate Investment Corporation:

We have audited the consolidated balance sheets of Monmouth Real Estate Investment Corporation and subsidiary as of September 30, 2004 and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for each of the years in the two-year period ended September 30, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Monmouth Real Estate Investment Corporation and subsidiary as of September 30, 2004, and the results of their operations and their cash flows for each of the years in the two-year period ended September 30, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Short Hills, New Jersey
December 3, 2004

MONMOUTH REAL ESTATE INVESTMENT CORPORATION AND SUBSIDARIES
CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30,

ASSETS		**2005**		**2004**
Real Estate Investments:				
Land	$	34,990,713	$	30,426,213
Buildings, Improvements and Equipment, net of Accumulated Depreciation of $26,026,153 and $21,475,811, respectively		156,753,760		136,453,595
Total Real Estate Investments		191,744,473		166,879,808
Cash and Cash Equivalents		5,922,954		925,015
Securities Available for Sale at Fair Value		13,789,400		23,084,270
Tenant and Other Receivables		704,979		792,445
Deferred Rent Receivable		1,043,083		914,875
Prepaid Expenses		139,850		87,816
Financing Costs, net of Accumulated Amortization of $537,234 and $478,469, respectively		1,466,951		1,287,731
Lease Costs, net of Accumulated Amortization of $203,287 and $166,474, respectively		241,696		254,792
Investments in Hollister '97, LLC		-0-		900,399
Intangible Assets, net of Accumulated Amortization of $197,430 and -0-, respectively		2,426,570		-0-
Other Assets		361,446		360,511
TOTAL ASSETS	$	217,841,402	$	195,487,662

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:				
Mortgage Notes Payable	$	111,968,518	$	97,530,963
Loans Payable		-0-		2,623,099
Accounts Payable and Accrued Expenses		1,312,484		1,429,258
Other Liabilities		2,000,159		996,502
Total Liabilities		115,281,161		102,579,822
Shareholders' Equity:				
Common Stock - $.01 Par Value, 20,000,000 Shares Authorized; 18,833,367 and 17,290,323 Shares Issued and Outstanding as of September 30, 2005 and 2004, respectively		188,334		172,903
Excess Stock - $.01 Par Value, 5,000,000 Shares Authorized; No Shares Issued or Outstanding		-0-		-0-
Additional Paid-In Capital		103,121,873		92,262,871
Accumulated Other Comprehensive Income		451,597		1,688,004
Loans to Officers, Directors and Key Employees		(1,201,563)		(1,215,938)
Undistributed Income		-0-		-0-
Total Shareholders' Equity		102,560,241		92,907,840
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$	217,841,402	$	195,487,662

See Accompanying Notes to the Consolidated Financial Statements

MONMOUTH REAL ESTATE INVESTMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED SEPTEMBER 30,

	2005	2004	2003
INCOME:			
Rental and Occupancy Charges	$24,511,877	$21,329,500	$19,641,111
EXPENSES:			
Management Fees	334,505	299,392	258,626
Real Estate Taxes	3,637,803	3,024,887	2,723,815
Professional Fees	76,970	90,851	278,823
Operating Expenses	1,191,986	924,825	904,316
Office and General Expense	1,900,799	1,726,878	1,517,624
Director Fees	189,650	190,706	188,650
Depreciation	4,550,342	4,045,821	3,560,146
TOTAL EXPENSES	11,882,055	10,303,360	9,432,000
OTHER INCOME (EXPENSE):			
Interest and Dividend Income	1,525,325	1,801,107	1,688,448
Gain on Securities Transactions, net	1,541,952	1,714,395	1,018,862
Income from Equity Investment	82,500	110,000	110,000
Gain on Dissolution of Equity Investment	1,269,179	-0-	-0-
Interest Expense	(8,001,956)	(6,979,007)	(6,906,078)
TOTAL OTHER INCOME (EXPENSE)	(3,583,000)	(3,353,505)	(4,088,768)
NET INCOME	$9,046,822	$7,672,635	$6,120,343
WEIGHTED AVERAGE SHARES OUTSTANDING:			
Basic	17,967,360	16,206,433	13,844,056
Diluted	18,033,488	16,290,284	13,872,650
PER SHARE INFORMATION:			
NET INCOME – PER SHARE BASIC AND DILUTED	$ .50	$ .47	$ .44

See Accompanying Notes to the Consolidated Financial Statements

MONMOUTH REAL ESTATE INVESTMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2005, 2004, AND 2003

	Common Stock Issued Number	Common Stock Issued Amount	Additional Paid-In Capital	Loans to Officers, Directors And Key Employees
Balance September 30, 2002	12,132,748	$ 121,327	$ 58,388,761	$ (1,350,001)
Shares Issued in Connection with the Dividend Reinvestment and Stock Purchase Plan	1,691,148	16,911	11,870,958	-0-
Shares Issued in Connection with a Private Placement (net of offering costs of $106,826)	1,257,253	12,573	8,205,502	-0-
Shares Issued through the Exercise of Stock Options	9,500	95	52,780	-0-
Distributions	-0-	-0-	(1,867,281)	-0-
Payments on Loans to Officers, Directors and Key Employees	-0-	-0-	-0-	25,000
Net Income	-0-	-0-	-0-	-0-
Stock Based Compensation Expense	-0-	-0-	6,825	-0-
Unrealized Net Holding Gains on Securities Available for Sale Net of Reclassification Adjustment	-0-	-0-	-0-	-0-
Balance September 30, 2003	15,090,649	150,906	76,657,545	(1,325,001)
Shares Issued in Connection with the Dividend Reinvestment and Stock Purchase Plan	1,568,174	15,682	12,516,859	-0-
Shares Issued in Connection with a Private Placement (net of offering costs of $67,993	500,000	5,000	3,977,007	-0-
Shares Issued through the Exercise of Stock Options	131,500	1,315	829,390	-0-
Distributions	-0-	-0-	(1,754,280)	-0-
Payments on Loans to Officers, Directors and Key Employees	-0-	-0-	-0-	109,063
Net Income	-0-	-0-	-0-	-0-
Stock Based Compensation Expense	-0-	-0-	36,350	-0-
Unrealized Net Holding Gains on Securities Available for Sale Net of Reclassification Adjustment	-0-	-0-	-0-	-0-
Balance September 30, 2004	17,290,323	172,903	92,262,871	(1,215,938)
Shares Issued in Connection with the Dividend Reinvestment and Stock Purchase Plan	1,435,044	14,351	11,437,825	-0-
Shares Issued through the Exercise of Stock Options	108,000	1,080	740,235	-0-
Distributions	-0-	-0-	(1,410,040)	-0-
Payments on Loans to Officers, Directors and Key Employees	-0-	-0-	-0-	14,375
Net Income	-0-	-0-	-0-	-0-
Stock Based Compensation Expense	-0-	-0-	90,982	-0-
Unrealized Net Holding Gains on Securities Available for Sale Net of Reclassification Adjustment	-0-	-0-	-0-	-0-
Balance September 30, 2005	18,833,367	$ 188,334	$ 103,121,873	$ (1,201,563)

See Accompanying Notes to the Consolidated Financial Statements

MONMOUTH REAL ESTATE INVESTMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003, CONT'D.

	Undistributed Income	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity	Comprehensive Income
Balance September 30, 2002	$ -0-	$ 1,844,929	$ 59,005,016	
Shares Issued in Connection with the Dividend Reinvestment and Stock Purchase Plan	-0-	-0-	11,887,869	
Shares Issued in Connection with a Private Placement (net of offering costs of $106,826)	-0-	-0-	8,218,075	
Shares Issued through the Exercise of Stock Options	-0-	-0-	52,875	
Distributions	(6,120,343)	-0-	(7,987,624)	
Payments on Loans to Officers, Directors and Key Employees	-0-	-0-	25,000	
Net Income	6,120,343	-0-	6,120,13	$6,120,343
Stock Based Compensation Expense	-0-	-0-	6,825	
Unrealized Net Holding Gains on Securities Available for Sale Net of Reclassification Adjustment	-0-	984,910	984,910	984,910
Balance September 30, 2003	-0-	2,829,839	78,313,289	$7,105,253
Shares Issued in Connection with the Dividend Reinvestment and Stock Purchase Plan	-0-	-0-	12,532,541	
Shares Issued in Connection with a Private Placement (net of offering costs of $67,993)	-0-	-0-	3,982,007	
Shares Issued through the Exercise of Stock Options	-0-	-0-	830,705	
Distributions	(7,672,635)	-0-	(9,426,915)	
Payments on Loans to Officers, Directors and Key Employees	-0-	-0-	109,063	
Net Income	7,672,635	-0-	7,672,635	$7,672,635
Stock Based Compensation Expense	-0-	-0-	36,350	
Unrealized Net Holding Gains on Securities Available for Sale Net of Reclassification Adjustment	-0-	(1,141,835)	(1,141,835)	(1,141,835)
Balance September 30, 2004	-0-	1,688,004	92,907,840	$6,530,800
Shares Issued in Connection with the Dividend Reinvestment and Stock Purchase Plan	-0-	-0-	11,452,176	
Shares Issued through the Exercise of Stock Options	-0-	-0-	741,315	
Distributions	(9,046,822)	-0-	(10,456,862)	
Payments on Loans to Officers, Directors and Key Employees	-0-	-0-	14,375	
Net Income	9,046,822	-0-	9,046,822	$9,046,822
Stock Based Compensation Expense	-0-	-0-	90,982	
Unrealized Net Holding Gains on Securities Available for Sale Net of Reclassification Adjustment	-0-	(1,236,407)	(1,236,407)	(1,236,407)
Balance September 30, 2005	$ -0-	$ 451,597	$ 102,560,241	$7,810,415

See Accompanying Notes to the Consolidated Financial Statements

MONMOUTH REAL ESTATE INVESTMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30,

	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income	$9,046,822	$7,672,635	$ 6,120,343
Noncash Items Included in Net Income:			
Depreciation	4,550,342	4,045,821	3,560,146
Amortization	473,388	280,205	253,786
Stock Based Compensation Expense	90,982	36,350	6,825
Gain on Securities Transactions, net	(1,541,952)	(1,744,630)	(1,018,862)
Gain on Dissolution of Equity Investment	(1,269,179)	-0-	-0-
Changes in:			
Tenant, Deferred Rent & Other Receivables	(40,742)	(76,942)	(455,651)
Prepaid Expenses	(52,034)	29,634	(79,776)
Other Assets & Lease Costs	(89,234)	(391,570)	723,574
Accounts Payable, Accrued Expenses & Other Liabilities	260,883	533,907	615,513
NET CASH PROVIDED FROM OPERATING ACTIVITIES	11,429,276	10,385,410	9,725,898
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of Real Estate & Intangible Assets	(31,188,507)	(17,656,561)	(26,200,000)
Capital Improvements & Purchases of Equipment	(224,500)	(498,733)	(1,023,225)
Proceeds from Dissolution of Equity Investment	2,169,578	-0-	-0-
Purchase of Securities Available for Sale	(2,290,363)	(8,033,630)	(16,286,262)
Proceeds from Sale of Securities Available for Sale	11,890,778	10,973,706	8,092,425
NET CASH USED IN INVESTING ACTIVITIES	(19,643,014)	(15,215,218)	(35,417,062)
CASH FLOW FROM FINANCING ACTIVITIES			
Proceeds from Mortgages	20,478,267	12,800,000	19,100,000
Proceeds from Loans	36,317,946	19,704,069	20,972,865
Principal Payments on Mortgages	(6,040,712)	(6,178,336)	(6,410,864)
Principal Payments of Loans	(38,941,045)	(29,405,896)	(19,423,406)
Financing Costs on Debt	(353,783)	(262,971)	(366,642)
Proceeds from Issuance of Common Stock	7,495,056	12,982,710	16,777,987
Proceeds from Exercise of Options	741,315	830,705	52,875
Dividends Paid	(6,499,742)	(5,895,077)	(4,659,667)
Payments on Loans to Officers, Directors and Key Employees	14,375	109,063	25,000
NET CASH PROVIDED FROM FINANCING ACTIVITIES	13,211,677	4,684,267	26,068,148
Net (Decrease) Increase in Cash and Cash Equivalents	4,997,939	(145,541)	376,984
Cash and Cash Equivalents at Beginning of Year	925,015	1,070,556	693,572
CASH AND CASH EQUIVALENTS AT END OF YEAR	$5,922,954	$ 925,015	$1,070,556

See Accompanying Notes to the Consolidated Financial Statements

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of the Business

Monmouth Real Estate Investment Corporation and its wholly-owned subsidiary, MRC I LLC (the Company) operates as a real estate investment trust (REIT) deriving its income primarily from real estate rental operations. As of September 30, 2005 and 2004, rental properties consist of thirty-nine and thirty-four commercial holdings, respectively. These properties are located in New Jersey, New York, Pennsylvania, North Carolina, Mississippi, Massachusetts, Kansas, Iowa, Missouri, Illinois, Michigan, Nebraska, Florida, Virginia, Ohio, Connecticut, Wisconsin, Maryland, Arizona, Colorado, South Carolina, Georgia, and Alabama. The Company also owns a portfolio of investment securities.

On May 15, 2003, Monmouth Real Estate Investment Corporation changed its state of incorporation from Delaware to Maryland (the Reincorporation).

On February 8, 2005, the Company formed a wholly-owned taxable REIT subsidiary organized in Maryland, named MREIC Financial, Inc. MREIC Financial, Inc. had no activity during fiscal year 2005.

Use of Estimates

In preparing the financial statements, management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Principles of Consolidation

The consolidated financial statements include the Company and its wholly-owned subsidiaries. In 2001, the Company formed a wholly-owned subsidiary, MRC I, LLC (a Wisconsin limited liability company) to purchase the Cudahy, Wisconsin property and in 2005, the Company formed MREIC Financial, Inc., a taxable REIT subsidiary. All intercompany transactions and balances have been eliminated in consolidation.

Buildings, Improvements and Equipment

Buildings, improvements and equipment are stated at the lower of depreciated cost or net realizable value. Depreciation is computed based on the straight-line method over the estimated useful lives of the assets utilizing a half-year convention in the year of purchase. These lives range from 5 to 40 years. The Company has an undivided 2/3 interest in a shopping center located in Somerset, NJ. The Company is entitled to its proportional share of income from the property and is severally liable for its proportional share of expenses and liabilities. The Company accounts for its undivided interest based upon its pro rata share of assets, liabilities, revenues and expenses. If there is an event or change in circumstances that indicates that the basis of an investment property may not be recoverable, management assesses the possible impairment of value through evaluation of the estimated future cash flows of the property, on an undiscounted basis, as compared to the property's current carrying value. A property's carrying value would be adjusted to fair value, if necessary, to reflect impairment in the value of the property.

Acquisitions

The Company records direct costs and deposits associated with potential acquisitions to Other Assets. Upon closing of the acquisition, the costs are reclassified to real estate investments. The costs are expensed if the acquisition is not consummated.

Upon acquisition of a property, the Company allocates the purchase price of the property based upon the fair value of the assets acquired, which generally consist of land, buildings, leasing commissions and intangible assets, including in-place leases and above and below market leases. The Company allocates the purchase price to the fair value of the tangible assets of an acquired property determined by third party appraisal of the property obtained in conjunction with the purchase. Acquired above and below market leases are valued based on the present value of the difference between prevailing market rates and the in-place rates over the remaining lease term.

The purchase price is further allocated to in-place lease values based on management's evaluation of the specific characteristics of each tenant's lease and the Company's overall relationship with the respective tenant. Acquired above and below market leases are amortized over the remaining non-cancelable terms of the respective leases. The value of in-place lease intangibles is amortized to expense over the remaining lease term. If a tenant terminates its lease early, the unamortized portion of the tenant improvements, leasing commissions above and below market leases and the in-place lease value is immediately charged to expense.

Investment in Hollister '97, LLC

The Company owned a 25% investment in Hollister '97, LLC (the LLC) and accounted for the investment under the equity method. Under the equity method, the initial investment was recorded at cost. The carrying amount of the investment was increased or decreased to reflect the Company's share of income or loss and was also reduced to reflect any dividends received. An unrelated New Jersey limited partnership owned the remaining 75%. During 2005, the LLC sold the Hollister Corporate Park. The Company simultaneously withdrew from the LLC. Upon withdrawal, the Company received $2,169,578 resulting in a gain of $1,269,179.

Securities Available for Sale

The Company classifies its securities among three categories: Held-to-maturity, trading and available-for-sale. The Company's securities at September 30, 2005 and 2004 are all classified as available-for-sale and are carried at fair value based on quoted market prices. Gains or losses on the sale of securities are calculated based on the average cost method and are accounted for on a trade date basis. Unrealized holding gains and losses are excluded from earnings and reported as a separate component of Shareholders' Equity until realized.

A decline in the market value of any security below cost that is deemed to be other than temporary results in a reduction in the carrying amount to fair value. Any impairment would be charged to earnings and a new cost basis for the security established.

Derivative Financial Instruments

The Company invested in futures contracts of ten-year treasury notes to reduce exposure of the debt securities portfolio to market rate fluctuations. These futures contracts do not qualify for hedge accounting under Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138 and No. 149. The contracts are marked-to-market and the unrealized gain or loss is recorded in the income statement in gain on securities transactions, net with corresponding amounts recorded in Other Assets or Other Liabilities on the balance sheet. Gain or loss on settled futures contracts are also recorded as a component of gain on securities transactions, net.

Cash Equivalents

Cash and cash equivalents include all cash and investments with an original maturity of three months or less. The Company maintains its cash in bank accounts in amounts that may exceed federally insured limits. The Company has not experienced any losses in these accounts in the past and does not believe that it is exposed to significant credit risk.

Intangible Assets, Lease Costs and Financing Costs

Costs incurred in connection with the execution of leases are deferred and are amortized over the term of the respective leases. Unamortized lease costs are charged to expense upon cancellation of leases prior to the expiration of lease terms. Costs incurred in connection with obtaining mortgages and other financings and refinancing are deferred and are amortized over the term of the related obligations. Unamortized costs are charged to expense upon prepayment of the obligation. Intangible assets, consisting primarily of the value of in-place leases, are amortized to expense over the remaining terms of the respective leases. Upon termination of a lease, the unamortized portion is immediately charged to expense.

Revenue Recognition

Rental income from tenants with leases having scheduled rental increases are recognized on a straight-line basis over the term of the lease. Leases typically provide for reimbursement of real estate taxes, insurance, and other operating costs. These occupancy charges are recognized as earned.

Gains and Deferred Gains on Installment Sales

Gains on the sale of real estate investments are recognized by the full accrual method when the criteria for the method are met. Generally, the criteria are met when the profit on a given sale is determinable, and the seller is not obliged to perform significant activities after the sale to earn the profit.

Net Income Per Share

Basic net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding during the period (17,967,360, 16,206,433, and 13,844,056 in 2005, 2004 and 2003, respectively). Diluted net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding plus the weighted-average number of net shares that would be issued upon exercise of stock options pursuant to the treasury stock method (18,033,488, 16,290,284, and 13,872,650 in 2005, 2004 and 2003, respectively). Options in the amount of 66,128, 83,851 and 28,594 are included in the diluted weighted average shares outstanding for 2005, 2004 and 2003, respectively.

Stock Option Plan

Prior to October 1, 2002 the Company's stock option plan was accounted for under the intrinsic value based method as prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". As such, compensation expense was recorded on the date of grant only if the current market price on the underlying stock exceeded the exercise price. Included in Note No. 10 to these Consolidated Financial Statements are the assumptions and methodology for the pro forma disclosures required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," detailed below which assumes the fair value based method of accounting had been adopted for all periods presented.

The Company adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock Based Compensation" on October 1, 2002. Under the prospective method of adoption selected by the Company under the provisions of SFAS No. 148. "Accounting for Stock Based Compensation, Transition and Disclosure", compensation costs of $90,982, $36,350 and $6,825 have been recognized in 2005, 2004 and 2003, respectively, as follows:

	2005	2004	2003
Net income prior to stock based compensation expense	$9,137,804	$7,708,985	$6,127,168
Stock based compensation expense	(90,982)	(36,350)	(6,825)
Net income as reported	9,046,822	7,672,635	6,120,343
Compensation expenses if the fair value method had been applied to grants in 2002	(-0-)	(-0-)	(29,250)
Net Income Pro forma	$9,046,822	$7,672,635	$6,091,093
Net Income Per Share – As Reported Basic and Diluted	$ .50	$ .47	$ .44
Net Income Per Share – Pro Forma Basic and Diluted	$ .50	$ .47	$ .44

Income Tax

The Company has elected to be taxed as a Real Estate Investment Trust (REIT) under Sections 856-860 of the Internal Revenue Code. The Company will not be taxed on the portion of its income which is distributed to shareholders, provided it distributes at least 90% of its taxable income, has at least 75% of its assets in real estate investments and meets certain other requirements for qualification as a REIT. The Company is subject to franchise taxes in some of the states in which the Company owns property.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income (loss). Other comprehensive income (loss) includes items that are otherwise recorded directly in equity, such as unrealized gains or losses on securities available for sale.

Reclassifications

Certain amounts in the consolidated financial statements for the prior years have been reclassified to conform to the financial statement presentation for the current year.

New Accounting Pronouncements

On April 14, 2005 the Securities and Exchange Commission amended the compliance dates for the Financial Accounting Standard Board's (FASB) Statement of Financial Accounting Standards No. 123 (revision 2004), Share-Based Payment (Statement No. 123R). The Commission's new rule allows companies to implement Statement No. 123R at the beginning of the next fiscal year, instead of the next reporting period, that begins after June 15, 2005, or December 15, 2005 for small business issuers. The Commission's new rule does not change the accounting required by Statement No. 123R; it changes only the dates for compliance with the standard.

In May of 2005, the FASB issued Statement of Financial Accounting Standard No. 154, Accounting Changes and Error Correction (Statement No. 154). This standard is a replacement of Accounting Policy Board Opinion No. 20 and FASB Standard No. 3. Under the new standard, any voluntary changes in accounting principles should be adopted via a retrospective application of the accounting principle in the financial statements presented in addition to obtaining an opinion from the auditors that the new principle is preferred. In addition, adoption of a change in accounting principle required by the issuance of a new accounting standard would also require retroactive restatement, unless the new standard includes explicit transition guidelines. This new standard is effective for fiscal years beginning after December 14, 2005.

In June 2005, the FASB issued Emerging Issues Task Force (EITF) No. 04-05, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When Limited Partners Have Certain Rights. EITF No. 04-05 replaces counterpart requirements in SOP 78-9, which provides guidance on accounting for investments in real estate ventures and limited partnerships. Under EITF No. 04-05, the general partner's control of a venture would be overcome if the limited partners have either "kick-out rights" (the right to dissolve or liquidate the venture or otherwise remove the general partner "without cause") or "participating rights" (the right to effectively participate in significant decisions made in the ordinary course of the ventures business.

NOTE 2 – REAL ESTATE INVESTMENTS

The following is a summary of the cost and accumulated depreciation of the Company's land, buildings, improvements and equipment at September 30, 2005 and 2004:

September 30, 2005		Land	Buildings, Improvements, And Equipment	Accumulated Depreciation
NEW JERSEY;				
Freehold Corporate Office	Equipment	$ -0-	$ 50,469	$ 18,101
Ramsey	Industrial Building	52,639	1,361,358	832,610
Somerset (1)	Shopping Center	55,182	1,174,512	1,023,011
South Brunswick	Industrial Building	1,128,000	4,386,885	1,761,238
PENNSYLVANIA:				
Monaca	Industrial Park	330,772	2,168,394	1,564,062
NEW YORK				
Orangeburg	Industrial Building	694,720	2,985,695	1,218,084
NORTH CAROLINA:				
Fayetteville	Industrial Building	172,000	4,491,993	976,039
Greensboro	Industrial Building	327,100	1,868,700	738,275
Monroe	Industrial Building	500,000	4,981,022	446,996
Winston-Salem	Industrial Building	980,000	5,652,206	504,282
MISSISSIPPI:				
Jackson	Industrial Building	218,000	1,357,269	499,281
Richland	Industrial Building	211,000	1,267,000	355,160
MASSACHUSETTS:				
Franklin	Industrial Building	566,000	4,163,000	1,224,337
KANSAS:				
Wichita	Industrial Building	268,000	1,543,696	452,251
Edwardsville	Industrial Building	1,185,000	5,815,148	372,735
IOWA:				
Urbandale	Industrial Building	310,000	1,768,565	519,356
MISSOURI:				
Liberty	Industrial Building	723,000	6,519,412	1,252,896
O'Fallon	Industrial Building	264,000	3,329,811	890,864
St. Joseph	Industrial Building	800,000	11,753,964	1,356,158
VIRGINIA:				
Charlottesville	Industrial Building	1,170,000	2,845,000	474,162
Richmond	Industrial Building	1,160,000	6,416,305	742,363
ILLINOIS:				
Burr Ridge	Industrial Building	270,000	1,253,679	238,035
Schaumburg	Industrial Building	1,039,800	3,694,320	805,143
Granite City	Industrial Building	340,000	12,046,675	1,081,066
Elgin	Industrial Building	1,280,000	5,529,488	496,216
MICHIGAN:				
Romulus	Industrial Building	531,000	3,665,961	706,840
FLORIDA:				
Jacksonville	Industrial Building	1,165,000	4,687,918	784,560
Ft. Myers	Industrial Building	1,910,000	2,533,575	161,719
Tampa	Industrial Building	5,000,000	12,660,003	487,338
NEBRASKA:				
Omaha	Industrial Building	1,170,000	4,425,500	737,548
OHIO:				
Union Township	Industrial Building	695,000	4,362,803	510,615
CONNECTICUT:				
Newington	Industrial Building	410,000	2,966,486	342,376
WISCONSIN:				
Cudahy	Industrial Building	980,000	5,139,321	594,813
MARYLAND:				
Beltsville	Industrial Building	3,200,000	5,958,773	687,525
ARIZONA:				
Tolleson	Industrial Building	1,320,000	13,329,000	854,384
COLORADO				
Denver	Industrial Building	1,150,000	3,890,300	49,876

September 30, 2005 (cont'd)		Land	Buildings, Improvements, And Equipment	Accumulated Depreciation
SOUTH CAROLINA				
Hanahan (Norton)	Industrial Building	$ 1,129,000	$ 11,831,321	$ 151,678
Hanahan (FDX)	Industrial Building	930,000	3,426,362	43,928
GEORGIA				
Augusta	Industrial Building	613,000	3,025,505	38,789
ALABAMA				
Huntsville	Industrial Building	742,500	2,452,519	31,443
Total at September 30, 2005		$ 34,990,713	$ 182,779,913	$ 26,026,153

(1) This represents the Company's 2/3 undivided interest in the property.

September 30, 2004		Land	Buildings, Improvements, And Equipment	Accumulated Depreciation
NEW JERSEY;				
Freehold Corporate Office	Equipment	$ -0-	$ 50,469	$ 8,009
Ramsey	Industrial Building	52,639	1,358,148	788,787
Somerset (1)	Shopping Center	55,182	1,155,061	977,298
South Brunswick	Industrial Building	1,128,000	4,386,885	1,602,808
PENNSYLVANIA:				
Monaca	Industrial Park	330,772	2,146,214	1,463,946
NEW YORK				
Orangeburg	Industrial Building	694,720	2,977,372	1,122,575
NORTH CAROLINA:				
Fayetteville	Industrial Building	172,000	4,485,245	860,041
Greensboro	Industrial Building	327,100	1,868,700	679,016
Monroe	Industrial Building	500,000	4,981,022	319,283
Winston-Salem	Industrial Building	980,000	5,610,000	359,600
MISSISSIPPI:				
Jackson	Industrial Building	218,000	1,350,187	451,739
Richland	Industrial Building	211,000	1,267,000	322,666
MASSACHUSETTS:				
Franklin	Industrial Building	566,000	4,148,000	1,116,725
KANSAS:				
Wichita	Industrial Building	268,000	1,542,245	411,662
Edwardsville	Industrial Building	1,185,000	5,815,148	223,635
IOWA:				
Urbandale	Industrial Building	310,000	1,760,736	473,428
MISSOURI:				
Liberty	Industrial Building	723,000	6,510,546	1,085,004
O'Fallon	Industrial Building	264,000	3,309,000	804,526
St. Joseph	Industrial Building	800,000	11,753,964	1,054,790
VIRGINIA:				
Charlottesville	Industrial Building	1,170,000	2,845,000	401,214
Richmond	Industrial Building	1,160,000	6,416,305	577,327
ILLINOIS:				
Burr Ridge	Industrial Building	270,000	1,236,599	206,044
Schaumburg	Industrial Building	1,039,800	3,694,320	710,421
Granite City	Industrial Building	340,000	12,046,675	772,484
Elgin	Industrial Building	1,280,000	5,529,488	354,440
MICHIGAN:				
Romulus	Industrial Building	531,000	3,665,961	612,845
FLORIDA:				
Jacksonville	Industrial Building	1,165,000	4,682,029	661,442
Ft. Myers	Industrial Building	1,910,000	2,499,093	96,117
Tampa	Industrial Building	5,000,000	12,656,561	162,286
NEBRASKA:				
Omaha	Industrial Building	1,170,000	4,425,500	624,081
OHIO:				
Union Township	Industrial Building	695,000	4,362,353	398,753
CONNECTICUT:				
Newington	Industrial Building	410,000	2,966,486	266,090
WISCONSIN:				
Cudahy	Industrial Building	980,000	5,139,321	459,358
MARYLAND:				
Beltsville	Industrial Building	3,200,000	5,958,773	534,742
ARIZONA:				
Tolleson	Industrial Building	1,320,000	13,329,000	512,629
Total at September 30, 2004		$ 30,426,213	$ 157,929,406	$ 21,475,811

(1) This represents the Company's 2/3 undivided interest in the property.

NOTE 3 – ACQUISITIONS AND DISPOSITIONS

Fiscal 2005

On October 28, 2004, the Company purchased a 60,361 square foot industrial building in Denver, Colorado. The building is 100% net-leased to FedEx Ground Package System, Inc., a subsidiary of Federal Express Corporation (FDX) for ten years. The purchase price including closing costs was approximately $5,125,000. The Company paid approximately $75,000 in cash, obtained a mortgage of $3,625,000, and obtained $1,425,000 from its margin loan. The mortgage is payable at a fixed rate of 6.07% and matures on November 1, 2019. Management estimated that the value allocated to the lease in-place at purchase was approximately $90,000.

On December 6, 2004, the Company purchased a 306,000 square foot industrial building in Hanahan, South Carolina. The building is 100% net-leased to Norton McNaughton of Squire, Inc. for thirteen years. The purchase price including closing costs was approximately $14,000,000. The Company paid $200,000 in cash, assumed a mortgage of $8,333,267 and obtained $5,122,500 from its line of credit. The mortgage is payable at a fixed rate of 7.36% and matures on May 1, 2017. Management estimated that the value allocated to the lease in-place at purchase was approximately $1,524,000 and that the value allocated to the lease at below market rent was a liability of approximately $626,000.

On December 30, 2004, the Company purchased a 54,286 square foot industrial building in Hanahan, South Carolina. The building is 100% net-leased to FedEx Ground Package System, Inc., a subsidiary of FDX for ten years. The purchase price including closing costs was approximately $4,800,000. The Company paid $100,000 in cash, obtained $4,200,000 from its line of credit and $500,000 from its margin loan. In January 2005, the Company obtained a mortgage of $3,485,000 at a fixed rate of 5.54% which matures January 21, 2020. The Company used the proceeds of the mortgage to pay down its line of credit. Management estimated that the value allocated to the lease in-place at purchase was approximately $400,000.

On January 17, 2005, the Company purchased a 38,210 square foot industrial building in Augusta, Georgia. The building is 100% net-leased to FedEx Ground Package System, Inc., a subsidiary of FDX for ten years. The purchase price including closing costs was approximately $3,800,000. The Company paid approximately $200,000 in cash and obtained $3,600,000 from its line of credit. In January 2005, the Company obtained a mortgage of $2,535,000, at a fixed rate of 5.54% which matures on January 27, 2020. The Company used the proceeds of the mortgage to pay down its line of credit. Management estimated that the value allocated to the lease in-place at purchase was approximately $210,000.

On March 3, 2005, the Company purchased a 56,698 square foot industrial building in Huntsville, Alabama. The building is 100% net-leased to FedEx Ground Package System, Inc., a subsidiary of FDX for ten years. The purchase price including closing costs was approximately $3,600,000. The Company paid approximately $1,100,000 in cash, and obtained a mortgage of $2,500,000. The mortgage is at a fixed rate of 5.50% and matures on March 1, 2020. Management estimated that the value allocated to the lease in-place at purchase was approximately $400,000.

At September 30, 2005, the Company was committed to purchase two industrial properties for approximately $14,200,000. The Company anticipates the closing to occur in the first fiscal quarter of 2006.

Fiscal 2004

On February 23, 2004, the Company purchased a 170,779 square foot industrial building in Tampa, Florida. This building is 100% net-leased to FedEx Ground Package System, Inc., a subsidiary of FDX, for 15 years. The purchase price including closing costs was approximately $17,657,000. The Company paid approximately $400,000 in cash, obtained a mortgage of $12,800,000, and obtained $4,500,000 from its margin loan. The mortgage payable is at a rate of 6% and matures on March 1, 2019.

NOTE 4 – OTHER ASSETS

Other Assets consists mainly of deposits and other costs related to pending acquisitions and unrealized gain on open futures contracts.

NOTE 5 – INVESTMENT IN HOLLISTER '97, LLC

On June 27, 2005, Hollister '97, LLC (Hollister) sold Hollister Corporate Park for a selling price of approximately $13,800,000. Simultaneous with the sale, the Company withdrew from Hollister. Upon withdrawal, the Company received $2,169,578, resulting in a gain of $1,269,179, which has been included in income from equity investment.

NOTE 6 – SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

The Company has approximately 4,250,000 square feet of property, of which approximately 1,433,000 square feet or 34% is leased to Federal Express Corporation and subsidiaries (12% to FDX and 22% to FDX subsidiaries) and approximately 230,000 square feet, or 5%, is leased to Keebler Company. Rental and occupancy charges from Federal Express Corporation and subsidiaries totaled approximately $10,407,000, $8,252,000 and $7,205,000 for the years ended September 30, 2005, 2004 and 2003, respectively. Rental and occupancy charges from Keebler Company, (a subsidiary of the Kellogg Company) totaled approximately $1,631,000, $1,978,000 and $2,281,000 for the years ended September 30, 2005, 2004 and 2003, respectively. During 2005, 2004 and 2003, rental income and occupancy charges from properties leased to these companies approximated 49%, 48% and 48% of total rental and occupancy charges, respectively.

Information on these tenants is provided below. The information has been obtained from sources believed to be reliable, but neither its accuracy nor its completeness is guaranteed.

Tenant	S&P Credit Rating at September 30, 2005
Federal Express Corporation (FDX)	BBB/Stable/NR
Kellogg Company (K)	BBB+/Stable/A-2

NOTE 7 – SECURITIES AVAILABLE FOR SALE

Dividend income for the years ended September 30, 2005, 2004 and 2003 amounted to $1,382,791, $1,693,650 and $1,346,706, respectively. Interest income for the years ended September 30, 2005, 2004 and 2003 amounted to $142,534, $107,457 and $341,742, respectively.

The Company received proceeds of $11,890,778, $10,973,706 and $8,092,425, on sales or redemptions of securities available for sale during 2005, 2004 and 2003, respectively. The Company recorded the following Gain on Securities Transactions, net:

	2005	2004	2003
Gross realized gains	$1,525,711	$2,078,697	$1,074,554
Gross realized losses	(11,188)	(2,971)	(55,692)
Net loss on closed futures contracts	(89,289)	(208,182)	-0-
Unrealized gain (loss) on open futures contracts	116,718	(30,235)	-0-
Impairment loss	-0-	(122,914)	-0-
Total Gain on Securities Transactions, net	$1,541,952	$1,714,395	$1,018,862

During September, 2005 and 2004, the Company invested in futures contracts of ten-year treasury notes with a notional amount of $9,000,000 with the objective of reducing the exposure of the debt securities portfolio to market rate fluctuations. Changes in the market value of these derivatives have been recorded in gain on securities available for sale transactions, net with corresponding amounts recorded in other assets or other liabilities on the balance sheet. The fair value of the derivatives at September 30, 2005 and 2004 was a gain (loss) of $116,718 and ($30,235), respectively, and is included in gain on securities transactions, net.

During 2005 and 2004, the Company recorded a loss of $89,289 and $208,182, respectively, on settled futures contracts. During 2004, the Company recognized a loss of $122,914 due to a write down to the carrying value of securities available for sale which was considered other than temporarily impaired.

The Company's securities available for sale consist primarily of debt securities and common and preferred stock of other REITs. The Company does not own more than 10% of the outstanding shares of any of these securities, nor does it have controlling financial interest.

The following is a listing of investments in debt and equity securities at September 30, 2005:

Description	Series	Interest Rate/ Dividend	Number of Shares	Cost	Estimated Market Value
Equity Securities - Preferred Stock:					
Apartment Management and Investment Co.	R	10.00%	2,000	$ 53,500	$ 51,720
Apartment Management and Investment Co.	T	8.00%	13,000	325,000	328,900
Ashford Hospitality Trust, Inc.	A	0.00%	3,000	75,000	78,300
Boykin Lodging Company	A	10.50%	2,800	71,922	74,480
Brandywine Realty Trust	D	7.375%	8,000	200,000	200,800
BRE Properties, Inc.	C	6.75%	7,000	175,000	174,860
CarrAmerica Realty Corporation	E	7.50%	6,000	150,000	155,220
CBL & Associates Properties, Inc.	C	7.75%	6,000	150,000	153,000
Corporate Office Properties Trust	H	7.50%	8,000	200,000	200,960
Crescent Real Estate	A	6.75%	22,500	487,084	498,375
Developers Diversified Realty Corporation	H	7.375%	21,000	525,000	533,400
Developers Diversified Realty Corporation	I	7.50%	3,000	75,000	76,320
Developers Diversified Realty Corporation	G	8.00%	3,000	75,000	77,760
Developers Diversified Realty Corporation	F	8.60%	2,000	49,762	51,800
Duke Realty Corporation	K	6.50%	3,000	75,000	75,060
Duke Realty Corporation	J	6.625%	3,000	75,000	75,120
Eagle Hospitality	A	8.25%	4,000	100,000	100,400
Equity Inns, Inc.	B	8.75%	26,000	650,000	681,720
FelCor Lodging Trust Incorporated	A	$ 1.95	11,000	250,812	270,930
Glenborough Realty Trust Incorporated	A	7.75%	7,194	165,916	180,929
Health Care REIT, Inc.	F	7.625%	4,000	100,000	101,200
Health Care REIT, Inc.	D	7.875%	11,000	275,787	283,690
Healthcare Property Investors, Inc.	F	7.10%	9,000	225,000	228,150
Healthcare Property Investors, Inc.	E	7.25%	4,000	100,000	102,440
Hospitality Properties Trust	B	8.875%	4,000	101,421	108,000
Host Marriott Corporation	E	8.875%	3,000	75,000	81,900
HRPT Properties Trust	B	8.75%	13,000	328,233	344,630
HRPT Properties Trust	A	9.875%	4,000	105,935	102,880
iStar Financial, Inc.	E	7.875%	16,000	400,000	418,400
LaSalle Hotel Properties	A	10.25%	14,500	376,245	385,700
LaSalle Hotel Properties	D	7.50%	8,000	200,004	200,400
Lexington Corporate Properties Trust	B	8.04%	17,000	425,000	446,250
LTC Properties, Inc.	F	8.00%	9,000	225,000	230,850
Maguire Properties, Inc.	A	7.625%	9,000	221,300	228,150
Mid-America Apartment Communities, Inc.	H	8.30%	7,000	178,150	182,700
The Mills Corporation	B	9.00%	14,000	363,978	366,100
The Mills Corporation	C	9.00%	18,000	465,416	469,980
The Mills Corporation	G	7.875%	6,000	150,000	154,200
New Plan Excel Realty Trust	E	7.625%	12,000	301,886	319,200

Description	Series	Interest Rate/ Dividend	Number of Shares	Cost	Estimated Market Value
Omega Healthcare Investors, Inc.	D	8.375%	8,000	$ 200,000	$ 207,520
Pennsylvania Real Estate Investment Trust	A	11.00%	10,000	458,810	575,000
Post Properties, Inc.	B	7.625%	6,000	148,028	153,000
ProLogis	G	6.75%	4,000	100,000	100,920
PS Business Parks, Inc.	H	7.00%	6,000	150,000	149,100
PS Business Parks, Inc.	K	7.95%	3,000	75,000	78,300
Public Storage, Inc.	W	6.50%	4,000	100,000	100,200
Ramco-Gershenson Properties Trust	C	7.95%	8,000	230,800	248,080
Sizeler Property Investors, Inc.	B	9.75%	1,000	25,000	26,410
SL Green Realty Corporation	C	7.63%	7,000	175,000	177,730
SNH Capital Trust I	Z	10.125%	4,000	106,001	103,400
Total Equity Securities - Preferred Stock				10,315,990	10,714,534
Equity Securities - Common Stock					
Equity Office Properties Trust			8,000	210,250	261,680
Health Care Property Investors			21,000	473,632	566,790
Mission West Properties, Inc.			58,100	602,355	583,324
Monmouth Capital Corporation *			43,223	167,896	245,072
New Plan Excel Realty Trust			40,000	1,067,680	918,000
Total Equity Securities - Common Stock				2,521,813	2,574,866
Debt Securities:					
Monmouth Capital Corporation Convertible Subordinated Debentures * Matures 10/23/2013		8.00%	500,000	500,000	500,000
Total Debt Securities				500,000	500,000
Total Securities Available for Sale				$ 13,337,803	$ 13,789,400

The following is a listing of investments in debt and equity securities at September 30, 2004:

Description	Series	Interest Rate/ Dividend	Number of Shares		Cost		Estimated Market Value
Equity Securities - Preferred Stock:							
AMB Property Corporation	L	6.50%	4,000	$	100,000	$	99,160
Apartment Management and Investment Co.	R	10.00%	3,000		80,250		80,010
Apartment Management and Investment Co.	T	8.00%	16,000		400,000		398,880
Apartment Management and Investment Co.	D	8.75%	11,300		280,965		285,551
Ashford Hospitality Trust, Inc.	F	8.55%	4,000		100,000		101,640
Boykin Lodging Company	A	10.50%	5,200		133,560		150,020
Brandywine Realty Trust	D	7.375%	10,000		250,000		252,000
BRE Properties, Inc.	C	6.75%	10,000		250,000		247,200
CarrAmerica Realty Corporation	E	7.50%	8,000		200,000		211,680
CBL & Associates Properties, Inc.	C	7.75%	8,000		200,000		209,680
CBL & Associates Properties, Inc.	B	8.75%	4,100		207,315		220,375
Commercial Net Lease Realty, Inc.	A	9.00%	1,000		26,248		27,250
Corporate Office Properties Trust	H	7.50%	10,000		250,000		250,000
Developers Diversified Realty Corporation	H	7.375%	25,000		625,000		637,750
Developers Diversified Realty Corporation	I	7.50%	4,000		100,000		101,480
Developers Diversified Realty Corporation	G	8.00%	4,000		100,000		105,560
Developers Diversified Realty Corporation	F	8.60%	2,000		49,762		53,600
Duke Realty Corporation	J	6.50%	4,000		100,000		98,160
Duke Realty Corporation	K	6.625%	4,000		100,000		99,640
Equity Inns, Inc.	B	8.75%	30,000		750,000		792,000
Equity Residential	C	9.13%	1,000		27,040		27,360
FelCor Lodging Trust Incorporated	A	$1.95	13,000		296,414		314,600
FelCor Lodging Trust Incorporated	B	9.00%	11,500		261,127		294,400
G & L Realty Corp	A	10.25%	1,000		23,320		25,290
Glenborough Realty	A	7.75%	14,960		345,024		375,646
Glimcher Realty Trust	G	8.125%	4,000		100,000		101,800
Health Care REIT, Inc.	F	7.625%	4,000		100,000		99,000
Health Care REIT, Inc.	D	7.875%	14,000		351,000		354,760
Healthcare Property Investors, Inc.	F	7.10%	11,000		275,000		276,760
Healthcare Property Investors, Inc.	E	7.25%	5,000		125,000		129,200
Highwood Properties, Inc.	D	8.00%	8,500		203,920		212,075
Hospitality Properties Trust	B	8.875%	6,000		152,131		164,400
Host Marriott Corporation	C	10.00%	1,000		25,600		26,920
Host Marriott Corporation	E	8.875%	4,000		100,000		110,240
HRPT Properties Trust	B	8.75%	15,000		378,730		409,050
HRPT Properties Trust	A	9.875%	5,500		145,660		150,040
Innkeepers USA Trust	C	8.00%	4,000		100,000		101,200
iStar Financial, Inc.	E	7.875%	20,000		500,000		503,800
Kramont Realty Trust	E	8.25%	10,000		250,000		265,700
LaSalle Hotel Properties	A	10.25%	14,500		376,245		404,550
Lexington Corporate Properties Trust	B	8.04%	20,000		500,000		517,000
LTC Properties, Inc.	F	8.00%	10,000		250,000		254,200
Maguire Properties, Inc.	A	7.625%	12,800		314,736		318,720
Mid-America Apartment Communities, Inc.	H	8.30%	10,000		254,500		257,700
The Mills Corporation	B	9.00%	18,000		467,975		489,240
The Mills Corporation	C	9.00%	24,500		633,495		673,750
New Plan Excel Realty Trust	E	7.625%	14,000		352,200		63,720
Omega Healthcare Investors, Inc.	D	8.375%	10,000		250,000		260,500

Description	Series	Interest Rate/ Dividend	Number of Shares	Cost	Estimated Market Value
Pennsylvania Real Estate Investment Trust	A	11.00%	10,000	$ 458,810	$ 595,000
Post Properties, Inc.	B	7.63%	8,000	197,370	209,600
ProLogis	G	6.75%	8,000	200,000	199,120
PS Business Parks, Inc.	H	7.00%	8,000	200,000	196,000
PS Business Parks, Inc.	K	7.95%	4,000	100,000	104,200
Public Storage, Inc.	W	6.50%	6,000	150,000	149,040
Ramco-Gershenson Properties Trust	C	7.95%	12,500	360,625	380,000
Realty Income Corp.	D	7.375%	4,000	100,000	104,600
Reckson Associates Realty, Corp.	A	7.625%	727	14,273	19,004
Shurgard Storage Centers, Inc.	C	8.70%	1,000	26,264	25,550
Sizeler Property Investors, Inc.	B	9.75%	1,000	25,000	26,840
SL Green Realty Corporation	C	7.63%	10,000	250,000	256,300
SL Green Realty Corporation	D	7.88%	4,000	100,000	102,000
SNH Capital Trust I	Z	10.125%	6,000	159,004	160,500
Total Equity Securities - Preferred Stock				13,803,563	14,431,011
Equity Securities - Common Stock					
American Financial Realty Trust			1,000	12,500	14,110
Biomed Realty Trust, Inc.			8,000	120,004	140,720
BNP Residential Properties, Inc.			18,000	192,595	246,240
Equity Office Properties Trust			8,000	210,250	218,000
Equity Residential			1,000	27,900	31,000
First Industrial Realty Trust			1,000	33,542	36,900
Getty Realty Corporation			41,090	882,360	1,077,380
Health Care Property Investors			21,000	473,632	546,000
Health Care REIT, Inc.			1,000	30,430	35,200
HRPT Properties Trust			11,000	88,607	120,890
Kramont Realty Trust			10,000	158,876	186,000
Mission West Properties, Inc.			58,100	601,355	601,355
Monmouth Capital Corporation *			39,879	138,099	261,215
Nationwide Health Properties, Inc.			1,000	17,970	20,750
New Plan Excel Realty Trust			40,000	772,381	1,000,000
Omega Healthcare Investors, Inc.			1,000	9,070	10,760
Price Legacy Corp			2,500	27,724	47,375
Senior Housing Property Trust			1,000	15,280	17,820
Shurgard Storage Centers, Inc.			1,000	35,456	38,800
Sizeler Property Investors, Inc.			140,000	1,184,292	1,302,000
United Dominion Realty Trust, Inc.			1,000	19,326	19,830
US Restaurant Properties			1,000	15,764	16,890
Windrose Medical Properties Trust			1,000	10,600	12,990
Total Equity Securities - Common Stock				5,078,013	6,002,225

Description	Series	Interest Rate/ Dividend	Number of Shares	Cost	Estimated Market Value
Debt Securities:					
Monmouth Capital Corporation Convertible Subordinated Debentures * Matures 10/23/ 2013		8.00%	500,000	500,000	545,844
Sizeler Prop Investors, Inc. Convertible Subordinated Debentures Matures 7/15/2009		9.00%	2,034,000	2,014,690	2,105,190
Total Debt Securities				2,514,690	2,651,034
Total Securities Available for Sale				$ 21,396,266	$ 23,084,270

* Investment is an affiliate. See Note No. 12 for further discussion.

The Company had seven securities that were temporarily impaired investments at September 30, 2005. The individual unrealized losses were 14% or less of original cost. The following is a summary:

	Less than 12 Months		12 months or longer	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Preferred stock	$206,280	$2,820	$375,680	$5,657
Common stock	1,501,324	168,711	-0-	-0-
Total	$1,707,604	$171,531	$375,680	$5,657

The Company had margin loan balances of $-0- and $1,261,901 at September 30, 2005 and 2004, respectively, which were collateralized by the securities portfolio.

NOTE 8 - MORTGAGE NOTES AND LOANS PAYABLE

The following is a summary of mortgage notes payable at September 30, 2005 and 2004:

Property	Fixed Rate	Maturity Date	Balance 9/30/05	Balance 9/30/04
Fayetteville, NC	7.80%	08/01/06	$2,525,902	$2,668,864
O'Fallon, MO	8.50%	12/01/07	605,871	860,835
Jackson, MS	8.50%	08/01/08	237,293	308,344
Winston Salem, NC	7.10%	02/01/12	4,344,028	4,480,339
Schaumburg, IL	8.48%	07/01/12	2,117,585	2,340,730
Tolleson, AZ	5.80%	11/01/12	9,649,167	10,146,307
Ft. Myers, FL	6.33%	12/01/12	2,952,733	3,045,095
Liberty, MO	7.065%	03/01/13	3,052,809	3,355,368
Romulus, MI	7.56%	07/01/13	1,829,304	1,996,698
Burr Ridge, IL	8.00%	01/01/14	751,555	821,422
Omaha, NE	7.15%	01/01/14	2,775,747	3,014,301
Charlottesville, VA	6.90%	07/01/14	1,932,232	2,087,804
Union Township, OH	8.25%	03/01/15	2,281,496	2,435,553
Richmond, VA	6.12%	12/01/15	4,347,952	4,647,320
St. Joseph, MO	8.12%	03/01/16	7,170,718	7,591,972
Beltsville, MD	7.53%	05/01/16	4,867,787	5,157,949
Cudahy, WI	8.15%	05/01/16	3,479,897	3,679,198
Newington, CT	8.10%	05/01/16	2,010,882	2,127,778
Granite City, IL	7.11%	11/01/16	7,896,537	8,349,161
Jacksonville, FL	6.92%	12/01/16	2,959,225	3,209,738
Monroe, NC	7.11%	12/01/16	3,383,026	3,574,850
Elgin, IL	6.97%	05/01/17	4,290,141	4,520,616
Edwardsville, KS	7.375%	07/01/17	4,286,191	4,507,576
Hanahan, SC (Norton)	7.36%	05/01/17	8,195,410	-0-
Tampa, FL	6.00%	03/01/19	12,249,269	12,603,145
Denver, CO	6.07%	11/01/19	3,485,193	-0-
Hanahan, SC (FDX)	5.54%	01/21/20	3,383,692	-0-
Augusta, GA	5.54%	01/27/20	2,461,308	-0-
Huntsville, AL	5.50%	03/01/20	2,445,568	-0-
Total Mortgage Notes Payable			$111,968,518	$97,530,963

Principal on the foregoing debt is scheduled to be paid as follows:

Year Ending September 30,	2006	$ 8,980,972
	2007	6,927,455
	2008	7,116,918
	2009	7,522,918
	2010	8,176,518
	Thereafter	73,243,737
		$111,968,518

Line of Credit

In May 2003, the Company received a line of credit (the line) from PNC Bank (the Bank), which replaced the line with Bank of America. The amount of the facility was $10,000,000 during the first year and $15,000,000 thereafter and matures in May 2006. The interest rate charged on the new line is the Bank's prime rate. The interest rate as of September 30, 2005 and 2004 was 6.25% and 4.50%, respectively. The amount outstanding on the new line at September 30, 2005 and 2004 was $-0- and $1,361,198, respectively. Fees related to the line of credit for 2005, 2004, and 2003 were $103,990, $48,565 and $25,000, respectively.

Margin Loans

During fiscal 2005 and 2004, the Company purchased securities on margin. The interest rate charged on the margin loan was 5.25% and 3.50% at September 30, 2005 and 2004, respectively and are due on demand. At September 30, 2005 and 2004, the margin loans amounted to $-0- and $1,261,901, respectively and are collateralized by the Company's securities portfolio. The Company must maintain a coverage ratio of approximately 50%.

NOTE 9 - OTHER LIABILITIES

Other liabilities consist of the following:

	September 30, 2005	September 30, 2004
Deferred Rent Liability	$388,429	$265,493
Below Market Lease Intangible Liability	576,527	-0-
Prepaid Rent	899,128	595,301
Tenant Security Deposits	136,075	135,708
Total	$2,000,159	$996,502

NOTE 10 - STOCK OPTION PLAN

On April 24, 1997, the shareholders approved and ratified the Company's 1997 Stock Option Plan (the Plan) authorizing the grant to officers, directors and key employees options to purchase up to 750,000 shares of common stock. On April 25, 2002, the shareholders approved an increase to the number of shares of common stock under the Plan to 1,500,000 shares. Options may be granted any time up to December 31, 2006. No option shall be available for exercise beyond ten years. All options are exercisable after one year from the date of grant. The option price shall not be below the fair market value at date of grant. Canceled or expired options are added back to the "pool" of shares available under the Plan.

The Company adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock Based Compensation" on October 1, 2002. During the year ended September 30, 2005, eleven officers and employees were granted options to purchase 245,000 shares. The fair value of those options was $0.57 per share based on the assumptions noted below and is being amortized over the 1-year vesting period.

The fair value of each option grant is estimated on the date of grant using the Black-Sholes option-pricing model with the following weighted-average assumptions used for grants in 2005, 2004, and 2003:

	2005	2004	2003
Dividend yield	7.04%	7.46%	8.00%
Expected volatility	17.78%	17.40%	13.3%
Risk-free interest rate	4.31%	3.90%	3.40%
Expected lives (years)	8	8	8

During the year ended September 30, 2005, five directors and officers exercised their stock options and purchased 108,000 shares for a total of $741,315 and options to purchase 15,000 shares expired during the year ended September 30, 2005 and were added back to the pool of shares to be granted.

A summary of the status of the Company's stock option plan as of September 30, 2005, 2004 and 2003 is as follows:

	2005		2004		2003	
	2005 Shares	Weighted Average Exercise Price	2004 Shares	Weighted Average Exercise Price	2003 Shares	Weighted Average Exercise Price
Outstanding at beginning of year	609,000	$7.22	500,500	$6.83	465,000	$6.80
Granted	245,000	8.28	240,000	7.54	65,000	6.90
Exercised	(108,000)	6.86	(131,500)	6.32	(9,500)	5.57
Expired	(15,000)	7.41	-0-	-0-	(20,000)	7.25
Outstanding at end of year	731,000	7.62	609,000	7.22	500,500	6.83
Exercisable at end of year	486,000		369,000		435,500	
Weighted-average fair value of options granted during the year		$.57		$.41		$.14

The following is a summary of stock options outstanding as of September 30, 2005:

Date of Grant	Number of Grants	Number of Shares	Option Price	Expiration Date
06/21/02	11	201,000	$7.13	06/21/10
01/22/03	1	65,000	6.90	01/22/11
05/20/04	10	155,000	7.41	05/20/12
08/03/04	1	65,000	7.89	08/03/12
08/10/05	11	245,000	8.28	08/10/13
		731,000		

As of September 30, 2005, there were options to purchase 265,000 shares available for grant under this plan.

NOTE 11 - INCOME FROM LEASES

The Company derives income primarily from operating leases on its commercial properties. In general, these leases are written for periods up to ten years with various provisions for renewal. These leases generally contain clauses for reimbursement (or direct payment) of real estate taxes, maintenance, insurance and certain other operating expenses of the properties. Minimum rents due under noncancellable leases at September 30, 2005 are approximately scheduled as follows: 2006 - $20,019,000; 2007 - $17,948,757; 2008 - $16,161,324; 2009 - $14,389,222; 2010 - $13,433,735; thereafter - $53,771,860.

NOTE 12 - RELATED PARTY TRANSACTIONS

Eugene W. Landy received $16,000, $16,000 and $17,500 during 2005, 2004 and 2003 as Director. The firm of Eugene W. Landy received $17,500, $17,500 and $17,500, during 2005, 2004 and 2003, respectively, as legal fees. On January 1, 2004, Eugene W. Landy's Employment Agreement with the Company was amended to extend for five years to December 31, 2009. Mr. Landy's amended Employment Agreement provides for (1) an increase in his annual base compensation from $150,000 to $175,000; (2) an increase in his severance payment from $300,000 payable $100,000 a year for three years to $500,000 payable $100,000 a year for five years; and (3) an increase from $40,000 a year to $50,000 a year of his pension benefits payable for ten years; and (4) an extension of three years of his pension payments. The Company accrued additional compensation expense related to the pension benefits of $141,000. Mr. Landy receives bonuses and customary fringe benefits, including health insurance and five weeks vacation. Additionally, there will be bonuses voted by the Board of Directors. The Employment Agreement is terminable by either party at any time subject to certain notice requirements.

The Company has a note receivable outstanding from Mr. Landy for $180,000 which is included in Other Receivables. This note was signed on April 30, 2002 and is due on July 25, 2007. The interest rate resets to the prime rate annually on the anniversary date. This note is not collateralized. In addition, the Company has a note receivable from Mr. Landy with a balance of $984,375 at September 30, 2005 which is included in Loans to Officers, Directors and Key Employees included under Shareholders' Equity. This note was signed on April 30, 2002 and is due on April 30, 2012. The interest rate is fixed at 5% and the note is collateralized by 150,000 shares of the Company stock. Interest earned on these notes during 2005, 2004 and 2003 was $57,731, $56,681 and $57,656, respectively.

Effective January 15, 2004, the Company and Cynthia J. Morgenstern entered into a three-year employment agreement under which Ms. Morgenstern receives an annual base salary of $160,000, increasing to $176,000 in 2005 and to $194,000 in 2006, plus bonuses and customary fringe benefits, including health insurance, four weeks vacation and the use of an automobile. If there is a voluntary or involuntary termination of employment, due to merger or change in control, Ms. Morgenstern, shall be entitled to receive one year's compensation at the date of termination. In the event of her disability, her salary will continue for a period of two years. This agreement was amended September 16, 2004 to purchase disability insurance for Ms. Morgenstern. In the event of a disability exceeding 90 days, Ms. Morgenstern will receive lost wages from a disability policy, not her salary for two years. Ms. Morgenstern received $16,000, $16,000, and $17,500 during 2005, 2004 and 2003, respectively, as Director.

Daniel D. Cronheim is a Director of the Company and Executive Vice President of David Cronheim Company (Cronheim). Daniel Cronheim received $16,000, $16,000 and $16,150 for Director and Committee fees in 2005, 2004 and 2003, respectively. The David Cronheim Company received $54,581, $132,185 and $14,377 in lease commissions in 2005, 2004 and 2003, respectively and the David Cronheim Mortgage Corporation, an affiliated company, received $60,200, $-0-, and $-0- in mortgage brokerage commissions.

Cronheim Management Services (CMS), a division of David Cronheim Company, received the sum of $334,505, $299,392 and $258,626 for management fees during the years ended 2005, 2004 and 2003, respectively. During 2005, the Company entered into a new management contract with CMS, which did not materially alter the contract in place since 1998 (the 1998 contract), other than modifying the calculation of the annual management fee. For the calendar year 2005, the management fee was fixed at $350,000. Under the 1998 contract, CMS received 3% of gross rental income on certain properties for management fees.

The Company operates as part of a group of three public companies (all REITs) which includes the Company, United Mobile Homes, Inc. and Monmouth Capital Corporation (the affiliated companies). Some general and administrative expenses are allocated among the affiliated companies based on use or services provided. Allocations of salaries and benefits are made based on the amount of the employees' time dedicated to each affiliated company.

There are two Directors of the Company who are also Directors and shareholders of United Mobile Homes, Inc. and there are three Directors of the Company who are also Directors and shareholders of Monmouth Capital Corporation.

The Company holds common stock of the affiliated companies in its securities portfolios. See Note No. 5 for holdings. The Company sold on the open market -0-, 60,200 and 40,000 shares of United Mobile Homes, Inc. during 2005, 2004, and 2003, respectively and recorded a gain on sale of $-0-, $312,661 and $230,152 during 2005, 2004, and 2003, respectively.

During 2005, 2004 and 2003 the Company purchased 3,344, 2,808 and 4,791 shares, respectively, through the Monmouth Capital Corporation Dividend Reinvestment Plan. During 2004 the Company invested $500,000 in the Monmouth Capital Corporation Convertible Subordinated Debenture.

NOTE 13 - TAXES

Income Tax

The Company has elected to be taxed as a Real Estate Investment Trust under the applicable provisions of the Internal Revenue Code and the comparable New Jersey Statutes. Under such provisions, the Company will not be taxed on that portion of its taxable income distributed currently to shareholders, provided that at least 90% of its taxable income is distributed. As the Company has and intends to continue to distribute all of its income currently, no provision has been made for income taxes.

Federal Excise Tax

The Company does not have a Federal excise tax liability for the calendar years 2005, 2004 and 2003, since it intends to or has distributed all of its annual income.

NOTE 14 - DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN AND SHAREHOLDERS' EQUITY

The Company implemented a dividend reinvestment and stock purchase plan (the DRIP) effective December 15, 1987. Under the terms of the DRIP and subsequent offerings, shareholders who participate may reinvest all or part of their dividends in additional shares of the Company at approximately 95% of market price. According to the terms of the DRIP, shareholders may also purchase additional shares, at a price of approximately 95% of market by making optional cash payments monthly.

Amounts received, including dividend reinvestment of $3,957,120, $3,531,838 and $3,327,957 in 2005, 2004 and 2003, respectively, and shares issued in connection with the Plan for the years ended September 30, 2005, 2004 and 2003 were as follows:

	2005	2004	2003
Amounts Received	$11,452,176	$12,532,541	$11,887,869
Shares Issued	1,435,044	1,568,174	1,691,148

In January 2004, the Company issued 500,000 shares in a private placement for consideration of $4,050,000 or $8.10 per share. The proceeds of the private placement were used for working capital and to pay down the Company's outstanding credit facility and margin loan. The Company incurred approximately $67,993 in offering costs related to this private placement which were recorded as a reduction to Additional Paid-In Capital.

On February 27, 2003, the Company issued 1,257,253 shares in a private placement for cash of $8,324,901 or $6.6215 a share. The proceeds of the private placement were used to pay down the Company's outstanding credit facility and working capital. The Company paid $106,826 in offering costs which were recorded as a reduction to Additional Paid-In Capital.

NOTE 15 - DISTRIBUTIONS

The following cash distributions were paid to shareholders during the years ended September 30, 2005, 2004 and 2003:

	2005		2004		2003	
Quarter Ended	Amount	Per Share	Amount	Per Share	Amount	Per Share
December 31	$2,533,322	$ .145	$2,206,622	$ .145	$1,815,746	$ .145
March 31	2,584,226	145	2,331,098	145	1,898,483	145
June 30	2,626,175	.145	2,403,361	.145	2,113,024	.145
September 30	2,713,139	.145	2,485,834	.145	2,160,371	.145
	$10,456,862	$ .58	$9,426,915	$ .58	$7,987,624	$ .58

On October 3, 2005, the Company declared a cash dividend of $.150 per share to be paid on December 15, 2005 to shareholders of record November 15, 2005.

NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company is required to disclose certain information about fair values of financial instruments, as defined in Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments."

Limitations

Estimates of fair value are made at a specific point in time based upon where available, relevant market prices and information about the financial instrument. Such estimates do not include any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. For a portion of the Company's financial instruments, no quoted market value exists. Therefore, estimates of fair value are necessarily based on a number of significant assumptions (many of which involve events outside the control of management). Such assumptions include assessments of current economic conditions, perceived risks associated with these financial instruments and their counterparties, future expected loss experience and other factors. Given the uncertainties surrounding these assumptions, the reported fair values represent estimates only and, therefore, cannot be compared to the historical accounting model. Use of different assumptions or methodologies is likely to result in significantly different fair value estimates.

The fair value of cash and cash equivalents approximates their current carrying amounts since all such items are short-term in nature. The fair value of securities available for sale is based upon quoted market values. The fair value of variable rate mortgage notes payable and loans payable approximate their current carrying amounts since such amounts payable are at approximately a weighted-average current market rate of interest. At September 30, 2005, the fair value (estimated based upon expected cash outflows discounted at current market rates) and carrying value of fixed rate mortgage notes payable amounted to $117,516,330 and $111,968,518, respectively. At September 30, 2004, the fair value and carrying value of fixed rate mortgage notes payable amounted to $100,508,994 and $97,530,963, respectively.

NOTE 17 - CASH FLOW AND COMPREHENSIVE INCOME INFORMATION

During 2005, 2004 and 2003, the Company paid cash for interest of $7,958,519, $6,977,419 and $6,885,146, respectively.

During 2005, 2004 and 2003, the Company had $3,957,120, $3,531,838 and $3,327,957, respectively, of dividends which were reinvested that required no cash transfers.

The following are the reclassification adjustments related to securities available for sale included in Other Comprehensive Income.

	2005	2004	2003
Unrealized holding gains arising during the year	$ 278,116	$ 933,891	$ 2,003,772
Less: reclassification adjustment for gains realized in income	(1,514,523)	(2,075,726)	(1,018,862)
Net unrealized (loss) gains	$ (1,236,407)	$ (1,141,835)	$ 984,910

NOTE 18 – SUBSEQUENT EVENTS

On November 30, 2005, the tenant at the property in Urbandale, Iowa vacated the building in connection with the expiration of the lease. The building is now vacant.

NOTE 19 – PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

The following Pro Forma financial information for the years ended September 30, 2005 and 2004 are presented as if the acquisition of the five industrial properties purchased between October 1, 2004 and September 30, 2005 had been acquired on October 1, 2003. The Pro Forma financial information includes all material necessary adjustments to reflect the occurrence of purchases of properties during 2005 as of October 1, 2003.

The Pro Forma financial information is not necessarily indicative of what the Company's results of operations would have been for the years ended September 30, 2005 and 2004, nor do they purport to present the future results of operations of the Company.

Pro Forma Financial Information

	Year Ended September 30, 2005 (Unaudited)	Year Ended September 30, 2004 (Unaudited)
Rent & Occupancy Charges	$25,172,650	$24,554,926
Interest Expense	8,272,254	8,305,590
Real Estate Taxes	3,694,919	4,452,901
Operating Expenses	4,641,708	1,201,481
Net Income	9,223,794	8,615,040
Net Income Per Share		
Basic and Diluted	$.51	$.53

NOTE 20 – SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is the Unaudited Selected Quarterly Financial Data:

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
THREE MONTHS ENDED

FISCAL 2005	12/31/04	3/31/05	6/30/05	9/30/05
Rental and Occupancy Charges	$5,725,797	$6,189,649	$6,325,913	$6,270,518
Total Expenses	2,635,728	3,070,896	3,028,585	3,146,846
Other Income (Expense) (1)	(869,355)	(1,185,580)	(208,905)	(1,319,160)
Net Income	2,220,714	1,933,173	3,088,423	1,804,512
Net Income per Share	.13	.11	.17	.09

FISCAL 2004	12/31/03	3/31/04	6/30/04	9/30/04
Rental and Occupancy Charges	$5,047,924	$5,317,297	$5,453,966	$5,510,313
Total Expenses	2,410,910	2,665,121	2,477,926	2,749,403
Other Income (Expense) (1)	117,869	(565,644)	(1,187,292)	(1,718,438)
Net Income	2,754,883	2,086,532	1,788,748	1,042,472
Net Income per Share	.18	.13	.11	.05

(1) Fluctuations are due to level of gains on securities transactions recognized in the respective quarters.

MONMOUTH REAL ESTATE INVESTMENT CORPORATION
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
SEPTEMBER 30, 2005

Column A	Column B	Column C		Column D
Description	Encumbrances	Land	Buildings and Improvements	Capitalization Subsequent to Acquisition
Shopping Center				
Somerset, NJ	$ -0-	$ 55,182	$ 637,097	$ 537,415
Industrial Building				
Ramsey, NJ	-0-	52,639	291,500	1,069,858
Monaca, PA	-0-	330,772	878,081	1,271,091
Orangeburg, NY	-0-	694,720	2,977,372	8,323
South Brunswick, NJ	-0-	1,128,000	4,087,400	299,485
Greensboro, NC	-0-	327,100	1,853,700	15,000
Jackson, MS	237,293	218,000	1,233,500	123,769
Franklin , MA	-0-	566,000	4,148,000	15,000
Wichita, KS	-0-	268,000	1,518,000	25,696
Urbandale, IO	-0-	310,000	1,758,000	10,565
Richland, MS	-0-	211,000	1,195,000	72,000
O'Fallon, MO	605,871	264,000	3,302,000	27,811
Fayetteville, NC	2,525,902	172,000	4,467,885	24,108
Schaumburg, IL	2,117,585	1,039,800	3,694,320	-0-
Burr Ridge, IL	751,555	270,000	1,236,599	17,080
Romulus, MI	1,829,304	531,000	3,653,883	12,078
Liberty, MO	3,052,809	723,000	6,510,546	8,866
Omaha, NE	2,775,747	1,170,000	4,425,500	-0-
Charlottesville, VA	1,932,232	1,170,000	2,845,000	-0-
Jacksonville, FL	2,959,225	1,165,000	4,668,080	19,838
Union City, OH	2,281,496	695,000	3,342,000	1,020,803
Richmond, VA	4,347,952	1,160,000	6,413,305	3,000
St. Joseph, MO	7,170,718	800,000	11,753,964	-0-
Newington, CT	2,010,882	410,000	2,961,000	5,486
Cudahy, WI	3,479,897	980,000	5,050,997	88,324
Beltsville, MD	4,867,787	3,200,000	5,958,773	-0-
Granite City, IL	7,896,537	340,000	12,046,675	-0-
Monroe, NC	3,383,026	500,000	4,981,022	-0-
Winston-Salem, NC	4,344,028	980,000	5,610,000	42,206
Elgin, IL	4,290,141	1,280,000	5,529,488	-0-
Tolleson, AZ	9,649,167	1,320,000	13,329,000	-0-
Ft. Myers, FL	2,952,733	1,910,000	2,499,093	34,482
Edwardsville, KS	4,286,191	1,185,000	5,815,148	-0-
Tampa, FL	12,249,269	5,000,000	12,656,561	3,442
Denver, CO	3,485,193	1,150,000	3,890,300	-0-
Hanahan, SC (Norton)	8,195,410	1,129,000	11,831,321	-0-
Hanahan, SC (FDX)	3,383,692	930,000	3,426,362	-0-
Augusta, GA	2,461,308	613,000	3,025,505	-0-
Huntsville, AL	2,445,568	742,500	2,452,519	-0-
	$ 111,968,518	$ 34,990,713	$ 177,954,496	$ 4,755,726

MONMOUTH REAL ESTATE INVESTMENT CORPORATION
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
SEPTEMBER 30, 2005

Column A	Column E (1) (2)		
	Gross Amount at Which Carried September 30, 2005		
Description	Land	Bldg & Imp	Total
Shopping Center			
Somerset, NJ	$ 55,182	$ 1,174,512	$ 1,229,694
Industrial Building			
Ramsey, NJ	52,639	1,361,358	1,413,997
Monaca, PA	330,772	2,149,172	2,479,944
Orangeburg, NY	694,720	2,985,695	3,680,415
South Brunswick, NJ	1,128,000	4,386,885	5,514,885
Greensboro, NC	327,100	1,868,700	2,195,800
Jackson, MS	218,000	1,357,269	1,575,269
Franklin , MA	566,000	4,163,000	4,729,000
Wichita, KS	268,000	1,543,696	1,811,696
Urbandale, IO	310,000	1,768,565	2,078,565
Richland, MS	211,000	1,267,000	1,478,000
O'Fallon, MO	264,000	3,329,811	3,593,811
Fayetteville, NC	172,000	4,491,993	4,663,993
Schaumburg, IL	1,039,800	3,694,320	4,734,120
Burr Ridge, IL	270,000	1,253,679	1,523,679
Romulus, MI	531,000	3,665,961	4,196,961
Liberty, MO	723,000	6,519,412	7,242,412
Omaha, NE	1,170,000	4,425,500	5,595,500
Charlottesville, VA	1,170,000	2,845,000	4,015,000
Jacksonville, FL	1,165,000	4,687,918	5,852,918
Union City, OH	695,000	4,362,803	5,057,803
Richmond, VA	1,160,000	6,416,305	7,576,305
St. Joseph, MO	800,000	11,753,964	12,553,964
Newington, CT	410,000	2,966,486	3,376,486
Cudahy, WI	980,000	5,139,321	6,119,321
Beltsville, MD	3,200,000	5,958,773	9,158,773
Granite City, IL	340,000	12,046,675	12,386,675
Monroe, NC	500,000	4,981,022	5,481,022
Winston-Salem, NC	980,000	5,652,206	6,632,206
Elgin, IL	1,280,000	5,529,488	6,809,488
Tolleson, AZ	1,320,000	13,329,000	14,649,000
Ft. Myers, FL	1,910,000	2,533,575	4,443,575
Edwardsville, KS	1,185,000	5,815,148	7,000,148
Tampa, FL	5,000,000	12,660,003	17,660,003
Denver, CO	1,150,000	3,890,300	5,040,300
Hanahan, SC (Norton)	1,129,000	11,831,321	12,960,321
Hanahan, SC (FDX)	930,000	3,426,362	4,356,362
Augusta, GA	613,000	3,025,505	3,638,505
Huntsville, AL	742,500	2,452,519	3,195,019
	$ 34,990,713	$ 182,710,222	$ 217,700,935

MONMOUTH REAL ESTATE INVESTMENT CORPORATION
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
SEPTEMBER 30, 2005

Column A Description		Column F Accumulated Depreciation	Column G Date of Construction	Column H Date Acquired	Column I Depreciable Life
Shopping Center					
Somerset, NJ	$	1,023,011	1970	1970	10-33
Industrial Building					
Ramsey, NJ		832,610	1969	1969	7-40
Monaca, PA		1,544,840	1977	1977*	5-31.5
Orangeburg, NY		1,218,084	1990	1993	31.5
South Brunswick, NJ		1,761,238	1974	1993	31.5
Greensboro, NC		738,275	1988	1993	31.5
Jackson, MS		499,281	1988	1993	39
Franklin , MA		1,224,337	1991	1994	39
Wichita, KS		452,251	1995	1994	39
Urbandale, IO		519,356	1985	1994	39
Richland, MS		355,160	1986	1994	39
O'Fallon, MO		890,864	1989	1994	39
Fayetteville, NC		976,039	1996	1997	39
Schaumburg, IL		805,143	1997	1997	39
Burr Ridge, IL		238,035	1997	1997	39
Romulus, MI		706,840	1998	1998	39
Liberty, MO		1,252,896	1997	1998	39
Omaha, NE		737,548	1999	1999	39
Charlottesville, VA		474,162	1998	1999	39
Jacksonville, FL		784,560	1998	1999	39
Union City, OH		510,615	1999	2000	39
Richmond, VA		742,363	2000	2001	39
St. Joseph, MO		1,356,158	2000	2001	39
Newington, CT		342,376	2001	2001	39
Cudahy, WI		594,813	2001	2001	39
Beltsville, MD		687,525	2000	2001	39
Granite City, IL		1,081,066	2001	2001	39
Monroe, NC		446,996	2001	2001	39
Winston-Salem, NC		504,282	2001	2002	39
Elgin, IL		496,216	2002	2002	39
Tolleson, AZ		854,384	2002	2002	39
Ft. Myers, FL		161,719	1974**	2002	39
Edwardsville, KS		372,735	2002	2003	39
Tampa, FL		487,338	2004	2004	39
Denver, CO		49,876	2005	2005	39
Hanahan, SC (Norton)		151,678	2002	2005	39
Hanahan, SC (FDX)		43,928	2005	2005	39
Augusta, GA		38,789	2005	2005	39
Huntsville, AL		31,443	2005	2005	39
	$	25,988,830			

*Buildings and improvements reacquired in 1986.

**Property was renovated in 2001.

MONMOUTH REAL ESTATE INVESTMENT CORPORATION AND SUBSIDIARIES
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION, (CONT'D.)

(1) Reconciliation

REAL ESTATE INVESTMENTS

	9/30/05	9/30/04	9/30/03
Balance-Beginning of Year	$ 188,285,928	$ 170,181,103	$ 142,957,878
Additions:			
Acquisitions	29,190,507	17,656,561	26,058,241
Improvements	224,500	448,264	1,164,984
Total Additions	29,415,007	18,104,825	27,223,225
Sales	-0-	-0-	-0-
Balance-End of Year	$ 217,700,935	$ 188,285,928	$ 170,181,103

ACCUMULATED DEPRECIATION

	9/30/05	9/30/04	9/30/03
Balance-Beginning of Year	$ 21,448,580	$ 17,410,768	$ 13,850,622
Depreciation	4,540,250	4,037,812	3,560,146
Sales	-0-	-0-	-0-
Balance-End of Year	$ 25,988,830	$ 21,448,580	$ 17,410,768

MONMOUTH REAL ESTATE INVESTMENT CORPORATION AND SUBSIDIARIES
NOTES TO SCHEDULE III
SEPTEMBER 30,

(1) Reconciliation

	2005	2004	2003
Balance – Beginning of Year	$ 188,285,928	$ 170,181,103	$ 142,957,878
Additions:			
Ramsey, NJ	3,210	-0-	-0-
Somerset, NJ	19,451	2,840	3,314
Monaca, PA	22,180	40,158	5,450
Orangeburg, NY	8,323	-0-	-0-
South Brunswick, NJ	-0-	-0-	196,287
Greensboro, NC	-0-	15,000	-0-
Jackson, MS	7,082	10,186	105,415
Franklin, MA	15,000	-0-	-0-
Wichita, KA	1,451	-0-	24,245
Urbandale, IA	7,829	-0-	-0-
Richland, MS	-0-	72,000	-0-
O'Fallon, MO	20,811	-0-	-0-
Fayetteville, NC	6,748	-0-	17,360
Schaumburg, IL	-0-	-0-	-0-
Burr Ridge, IL	17,080	-0-	-0-
Romulus, MI	-0-	-0-	-0-
Liberty, MO	8,866	-0-	-0-
Omaha, NE	-0-	-0-	-0-
Charlottesville, VA	-0-	-0-	-0-
Jacksonville, FL	5,889	10,893	3,056
Union Township, OH	450	211,481	808,873
Richmond, VA	-0-	-0-	3,000
St. Joseph, MO	-0-	-0-	-0-
Newington, CT	-0-	-0-	5,486
Cudahy, WI	-0-	85,706	-0-
Beltsville, MD	-0-	-0-	-0-
Granite City, IL	-0-	-0-	(7,502)
Monroe, NC	-0-	-0-	-0-
Winston Salem, NC	42,206	-0-	-0-
Elgin, IL	-0-	-0-	-0-
Tolleson, AZ	-0-	-0-	14,649,000
Ft. Myers, FL	34,482	-0-	4,409,093
Edwardsville, KS	-0-	-0-	7,000,148
Tampa, FL	3,442	17,656,561	-0-
Denver, CO	5,040,300	-0-	-0-
Hanahan, SC (Norton)	12,960,321	-0-	-0-
Hanahan, SC (FDX)	4,356,362	-0-	-0-
Augusta, GA	3,638,505	-0-	-0-
Huntsville, AL	3,195,019	-0-	-0-
Total Additions	29,415,007	18,104,825	27,223,225
Balance – End of Year	$ 217,700,935	$ 188,285,928	$ 170,181,103

(2) The aggregate cost for Federal tax purposes approximates historical cost.

SIGNATURES

Pursuant to the requirements of Section 13 of 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2005	By:	/s/ Eugene W. Landy Eugene W. Landy, President, Chief Executive Officer and Director
Date: December 7, 2005	By:	/s/ Anna T. Chew Anna T. Chew, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date: December 7, 2005	By:	/s/ Daniel D. Cronheim Daniel D. Cronheim, Director
Date: December 7, 2005	By:	/s/ Neal Herstik Neal Herstik Director
Date: December 7, 2005	By:	/s/ Matthew I. Hirsch Matthew I. Hirsch, Director
Date: December 7, 2005	By:	/s/ Samuel A. Landy Samuel A. Landy, Director
Date: December 7, 2005	By:	/s/ Cynthia J. Morgenstern Cynthia J. Morgenstern Executive Vice President and Director
Date: December 7, 2005	By:	/s/ Scott L. Robinson Scott L. Robinson, Director
Date: December 7, 2005	By:	/s/ Peter J. Weidhorn Peter J. Weidhorn, Director
Date: December 7, 2005	By:	/s/ Stephen B. Wolgin Stephen B. Wolgin, Director

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Directors

Daniel D. Cronheim
Attorney-at-Law
Executive Vice President,
General Counsel,
David Cronheim Company

Neal Herstik
Attorney-at-Law
Gross, Truss & Herstik, PC

Matthew I. Hirsch
Attorney-at-Law

Eugene W. Landy
Attorney-at-Law
President,
Monmouth Capital Corporation;
Chairman of the Board,
United Mobile Homes, Inc.

Samuel A. Landy
Attorney-at-Law
President,
United Mobile Homes, Inc.

Cynthia J. Morgenstern
Executive Vice President

Scott L. Robinson
Associate Director
Standard & Poor's,
Structured Finance
Real Estate Group

Peter J. Weidhorn
Investor

Stephen B. Wolgin
Principal
U.S. Real Estate Advisors
and the Wolgin Group

Officers

Eugene W. Landy
President

Cynthia J. Morgenstern
Executive Vice President

Michael P. Landy
Vice President, Investments

Allison Nagelberg
General Counsel

Anna T. Chew
Chief Financial Officer

Maureen E. Vecere
Treasurer & Controller

Elizabeth Chiarella
Secretary

Mary Anne Dawson
Assistant Treasurer

Real Estate Advisor

David Cronheim Company
Robert Cronheim,
President

Corporate Information

Corporate Office
3499 Route 9 North, Suite 3-C
Freehold, NJ 07728

Independent Auditors
Reznick Group, P.C.
500 East Pratt Street
Suite 200
Baltimore, MD 21202-3100

Transfer Agent & Registrar
American Stock Transfer
& Trust Company
59 Maiden Lane
New York, NY 10038

Stock Listing
NASDAQ/NMS
Symbol MNRTA

Relationship Managers
Rosemarie A. Faccone
Susan M. Jordan

Internet Address
www.mreic.com

Email Address
mreic@mreic.com



Corporate Office Staff of Monmouth Real Estate Investment Corporation,
United Mobile Homes, Inc., and Monmouth Capital Corporation.

MREIC

Monmouth Real Estate Investment Corporation

Public REIT Since 1968

NASD: MNRTA

Juniper Business Plaza

3499 Route 9 North, Suite 3-C, Freehold, New Jersey 07728

732.577.9996

www.mreic.com